Exhibit 99.1

HUDBAY MINERALS INC.

ANNUAL INFORMATION FORM

FOR THE

YEAR ENDED DECEMBER 31, 2011

March 30, 2012

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	1
NOTE TO UNITED STATES INVESTORS	1
CURRENCY AND EXCHANGE RATES	2
OTHER IMPORTANT INFORMATION	2
CORPORATE STRUCTURE	2
Incorporation and Registered Office	2
Intercorporate Relationships	3
DEVELOPMENT OF OUR BUSINESS	3
General	3
Three Year History	4
DESCRIPTION OF OUR BUSINESS	7
General	7
Material Mineral Projects	8
Other Assets	14
Other Information	19
CORPORATE SOCIAL RESPONSIBILITY	20
RISK FACTORS	21
DESCRIPTION OF CAPITAL STRUCTURE	29
Common Shares	29
Preference Shares	29
DIVIDENDS	29
MARKET FOR SECURITIES	30
Price Range and Trading Volume	30
DIRECTORS AND OFFICERS	30
Board of Directors	30
Executive Officers	32
Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions	34
Conflicts of Interest	35
AUDIT COMMITTEE DISCLOSURE	36
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	37
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	39
TRANSFER AGENT AND REGISTRAR	39
MATERIAL CONTRACTS	39
QUALIFIED PERSON	39
INTEREST OF EXPERTS	40
ADDITIONAL INFORMATION	40
SCHEDULE A GLOSSARY OF MINING TERMS	1
SCHEDULE B MATERIAL MINERAL PROJECTS	1
SCHEDULE C AUDIT COMMITTEE CHARTER	1

FORWARD-LOOKING INFORMATION

This annual information form (“AIF”) contains “forward-looking information”, within the meaning of applicable Canadian and U.S. securities legislation. Forward looking information includes, but is not limited to, information with respect to our ability to develop our Lalor, Constancia and Reed projects and our other mineral properties, changes to the scope of our Constancia project, project development plan, and the anticipated timing of a project decision by our board of directors, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, government regulation of mining operations, mine life projections, the ability to maintain a regular dividend on our common shares, the availability of third party concentrate for processing in our facilities and the availability of third party processing facilities for our concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward looking information can be identified by the use of forward looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward looking information, including the ability to develop and operate our Lalor, Constancia and Reed projects on an economic basis and in accordance with applicable timelines, the ability to receive permits required to achieve production at Lalor, Constancia and Reed, geological and technical conditions at our key projects being adequate to permit development, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation (including anti-bribery legislation), aboriginal rights and title, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in this AIF under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information. We do not undertake to update or revise any forward looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of our financial or operating results or our securities.

NOTE TO UNITED STATES INVESTORS

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral

Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. For more information on the technical terms as they are used under NI 43-101, please see Schedule A “Glossary of Mining Terms”.

CURRENCY AND EXCHANGE RATES

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars, and United States dollars are referred to as “United States dollars” or “US$”.  For Canadian dollars to United States dollars, the average exchange rate for 2011 and the closing exchange rate at December 30, 2011, as reported by the Bank of Canada, were one Canadian dollar per 0.989 and 0.983 United States dollars, respectively. On March 29, 2012 the Bank of Canada noon rate of exchange was C$1.00 = US$1.00.

OTHER IMPORTANT INFORMATION

Certain scientific and technical terms and abbreviations used in this AIF are defined in the “Glossary of Mining Terms” attached as Schedule A.

Unless the context suggests otherwise, references to “we”, “us”, “our” and similar terms, as well as references to “Hudbay” and “Company”, refer to HudBay Minerals Inc. and its direct and indirect subsidiaries.

CORPORATE STRUCTURE

Incorporation and Registered Office

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed our name to Pan American Resources Inc. On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to 1 basis. On October 25, 2005, we were continued under the Canada Business Corporations Act (“CBCA”).  On August 15, 2011, we completed a vertical short-form amalgamation under the CBCA with our subsidiary, HMI Nickel Inc.

Our registered office is located at 2200-201 Portage Avenue, Winnipeg, Manitoba R3B 3L3 and our principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “HBM”.

Intercorporate Relationships

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

(1)            HBMS owns our 777, Trout Lake and Chisel North mines, our Lalor project and our 70% owned Reed copper project.

(2)            HudBay Michigan Inc. owns a 51% interest in the Back Forty project, a joint venture with Aquila Resources Inc. (“Aquila”).

(3)            HudBay Peru Inc. changed its name from Norsemont Mining Inc. on September 26, 2011.

(4)            Hudson Bay Exploration and Development Company Limited (“HBED”) holds our key exploration properties in Canada and acts as agent for HBMS.

(5)            HudBay Peru S.A.C. owns the Constancia copper project.

DEVELOPMENT OF OUR BUSINESS

General

We are an integrated mining company with assets in North and South America. We produce copper concentrate (containing copper, gold and silver) and zinc metal and are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan, and a copper project in Peru. Our mission is to create sustainable value through increased commodity exposure on a per share basis, in high quality and growing long life deposits in mining friendly jurisdictions.

The key elements of our strategic plan are as follows: (i) optimize operations and grow our principal operating platform in northern Manitoba, including aggressively pursuing development of our Lalor project and continuing exploration in the Flin Flon Greenstone Belt; and (ii) grow beyond our Manitoba base, including through the development of our Constancia project, and seek acquisitions of volcanogenic massive sulphide (“VMS”) and porphyry deposits with exploration upside in mining friendly jurisdictions in the Americas.

As described below, under the heading “Three Year History”, we have been able to execute on this strategy in recent years by, among other things, acquiring and beginning to develop the Constancia project in Peru, making a full commitment to the development of our 100% owned Lalor project, approving the construction of our 70% owned Reed copper project, disposing of our interest in the Fenix project and other non-core assets and expanding our investment portfolio in junior exploration companies.

Three Year History

Reed Copper Project

On December 19, 2011 our board of directors approved a capital investment of $71 million toward the construction of the Reed copper project, which has an indicated mineral resource of 2.55 million tonnes of 4.52% copper and an inferred mineral resource of 170,000 tonnes of 4.26% copper.  Pursuant to our agreement with VMS Ventures Inc. (“VMS Ventures”), we have a 70% interest and VMS has a 30% interest in the Reed project.  For additional information, refer below to the heading “Description of Our Business — Other Assets — Joint Ventures — Reed Copper Project”.

Dispositions of Fenix Project and Zochem Inc.

On September 9, 2011 we completed the sale of our interest in the Fenix ferro nickel project in Guatemala to the Solway Group. We acquired the Fenix project in August 2008, through our acquisition of all of the issued and outstanding common shares of HMI Nickel Inc. (formerly Skye Resources Inc.).  Pursuant to the terms of our agreement with the Solway Group, we received US$140 million in cash at closing and, if Solway successfully develops the project and certain conditions are satisfied, will receive an additional US$30 million upon the occurrence of such events. The sale proceeds have further strengthened our balance sheet as we develop our Lalor and Constancia projects.

On November 1, 2011 we sold our interest in Zochem Inc. to a third party for cash consideration of US$15.1 million. Zochem Inc. owns and operates a zinc oxide production facility in Brampton, Ontario.

Lalor

On August 4, 2010 our board of directors made a full commitment to the development of our 100% owned Lalor project near Snow Lake, Manitoba by authorizing a $560 million investment to put the project into full production. On July 5, 2011 we announced the results of our Lalor optimization study. Following our optimization study, our board of directors approved an incremental capital expenditure investment of $144 million to build a new 4,500 tonne per day concentrator at Lalor instead of refurbishing our existing Snow Lake concentrator. First production from the 985 metre production shaft is anticipated in late 2014 which is scheduled to coincide with the completion of the new concentrator. Including the new concentrator, the total estimated project cost for Lalor is $704 million, of which approximately $206 million had been spent as of December 31, 2011. Full production, use of the new concentrator and an increase to the capacity of the tailings facility are contingent upon receipt of required permits, which we believe to be forthcoming.

Our board of directors had previously approved the development of an access ramp from our Chisel North mine to the deposit, which is expected to facilitate early production of zinc rich ore from the ventilation shaft in the middle of 2012 and provide access to the Lalor gold zone for additional underground exploration. Development of the 3,200 metre ramp commenced in December 2009 and was completed on time and on budget in the fourth quarter of 2011.  For additional information, refer below to the heading “Description of Our Business — Material Mineral Projects — Lalor Project”.

Acquisition of Norsemont Mining Inc.

We acquired Norsemont Mining Inc. (“Norsemont”) pursuant to a support agreement dated January 9, 2011 and an offer dated January 24, 2011 (as extended by a notice of extension dated March 1, 2011, the “Offer”). As set forth in the Offer, Norsemont shareholders were entitled to elect to receive, as consideration for each deposited common share of Norsemont (“Norsemont Share”), either: (a) 0.2617 of a Hudbay common share and $0.001 in cash, or (b) cash in an amount that is greater than $0.001, not to exceed $4.50, and, if less than $4.50 in cash was elected, the number of Hudbay common shares equal to the excess of $4.50 over such elected cash amount, divided by $17.19, subject, in each case, to pro-ration and rounding as set out in the Offer.

On March 15, 2011, upon expiry of the Offer, we had taken up an aggregate of 112,185,931 Norsemont Shares validly deposited under the Offer which, together with the Norsemont Shares already owned by us, represented approximately 98% of the issued and outstanding Norsemont Shares (on a fully-diluted basis).  This constituted a significant acquisition for us pursuant to Part 8 of National Instrument 51-102 and we filed a business acquisition report on April 28, 2011 in respect of the acquisition. On July 6, 2011, we announced that we had acquired all of the remaining Norsemont Shares pursuant to a compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia).  Pursuant to the Offer and compulsory acquisition, we issued 22,475,704 Hudbay common shares and paid an aggregate of $130 million in cash to former Norsemont shareholders.

Following completion of our acquisition of Norsemont, we changed Norsemont’s name to HudBay Peru Inc. (“Hudbay Peru”). Hudbay Peru’s wholly-owned subsidiary, HudBay Peru S.A.C., owns 100% of the Constancia copper project in southern Peru. The Constancia project has proven and probable mineral reserves containing 372 million tonnes grading 0.39% copper, 105 g/t molybdenum, 0.05 g/t gold and 3.6 g/t silver. In addition, the higher grade Pampacancha deposit, approximately 2.5 kilometres from the proposed Constancia open pit, contains a measured mineral resource of 32.7 million tonnes of 0.48% copper and an indicated mineral resource of 18.5 million tonnes of 0.38% copper.

As a result of general cost escalation, scope enhancements, local currency appreciation and other factors, our capital cost estimate for Constancia is estimated to be US$1.5 billion. This amount represents gross capital costs, with no credits for revenue from production prior to achieving commercial production and includes sunk costs incurred during 2012. Capitalized costs expected to be incurred prior to a formal project decision total US$141 million. To support the continuing pre-construction development of Constancia during the second quarter of 2012, our board of directors has approved an incremental US$34 million in capitalized spending on Constancia, over and above the US$107 million approved for the first quarter of 2012. These expenditures will support ongoing engineering and procurement activity, hydrogeological drilling and camp construction among other activities.

The anticipated project schedule currently remains unchanged, with first production expected in 2015 and full production in 2016. By mid-2012, we expect to present our board of directors with a formal project recommendation, including a financing plan expected to involve project financing for Constancia. For additional information, refer below to the heading “Description of our Business — Material Mineral Projects — Constancia Project”.

New Credit Facility

On November 3, 2010 we announced a new four-year $300 million revolving credit facility with a syndicate of lenders.

New York Stock Exchange Listing

Our common shares commenced trading on the NYSE on October 25, 2010 under the ticker symbol “HBM”, which is the same ticker symbol HBMS was listed under on the NYSE from 1938 until 1983. Our listing on the NYSE is intended to increase the trading liquidity of our common shares and provide greater visibility among U.S.-based investors.

Back Forty Joint Venture

On September 1, 2010 we exercised our option to earn a 51% interest in the Back Forty project in Michigan’s Upper Peninsula. For additional information, refer below to the heading “Description of Our Business — Other Assets — Joint Ventures — Back Forty Project”.

Investment in Augusta Resource Corporation

On August 27, 2010 we acquired 10,905,590 units of Augusta Resource Corporation (“Augusta”) at a subscription price of $2.75 per unit and an aggregate acquisition cost of approximately $30 million. Each unit consisted of one Augusta common share and one half of a common share purchase warrant, which was exercisable for one common share at an exercise price of $3.90 until February 27, 2012.  On March 18, 2011, we exercised all of our Augusta warrants after receiving notice from Augusta that, in accordance with Augusta’s rights under the warrants, the expiry time of the warrants had been accelerated to March 21, 2011. Following our exercise of the warrants, we own approximately 14.1% of Augusta’s issued and outstanding common shares. Augusta’s primary asset is the Rosemont copper project in Arizona. The investment in Augusta was consistent with our strategy of investing in junior companies with near-development mineral projects.

777 North Expansion

On August 4, 2010 we announced plans to expand our 777 mine. The 777 North expansion involves driving a 2,500 metre ramp from surface to the 440 metre level below surface to access mineral resources of 550,000 tonnes grading 1.5 g/t gold, 22.5 g/t silver, 1.0% copper and 3.6% zinc. These zones are connected to the underground workings of our 777 mine. Total capital costs for the expansion are estimated at $20 million. Production is expected to begin in mid-2012 at a rate of 200 tonnes per day and full production is planned for 2013 at a rate of 330 tonnes per day, producing approximately 5,500 tonnes of copper metal and 20,000 tonnes of zinc metal over the six year life of the project.  For additional information, refer below to the heading “Description of our Business — Material Mineral Projects — 777 Mine”.

CEO Appointment

David Garofalo joined us as our President and Chief Executive Officer (“CEO”) on July 12, 2010, succeeding W. Warren Holmes, who had served as our Interim CEO since January 1, 2010 and our Executive Vice Chairman since November 12, 2009.

Mr. Garofalo was previously Senior Vice President, Finance and Chief Financial Officer and a director at Agnico-Eagle Mines Limited, where he had been employed since 1998. Between 1990 and 1998, Mr. Garofalo served as Treasurer and in various finance roles with another international mining company.

Closure of Copper Smelter and Refinery

On June 11, 2010 we completed the closure of our copper smelter in Flin Flon, which had been in operation for over 80 years. We closed our White Pine copper refinery soon thereafter and sold it in the second quarter of 2011.

Re-Start of Chisel North Mine and Snow Lake Concentrator

On October 30, 2009 we announced the re-start of operations at our Chisel North mine and Snow Lake concentrator, which were placed on care and maintenance in the first quarter of 2009 due to depressed metals prices.

Board and Executive Transition

Our previous board of directors resigned on March 23, 2009 following the resolution of a proxy contest initiated by a shareholder and on that date, the current board of directors (as constituted at the time) was appointed. In connection with the board transition, Colin K. Benner resigned as Interim CEO and Peter R. Jones was appointed CEO. Mr. Benner had replaced Allen J. Palmiere, who resigned as CEO on March 9, 2009.

On November 12, 2009 we announced that Mr. Jones would be retiring, effective December 31, 2009, and our President and Chief Operating Officer, Michael D. Winship, was resigning from the Company. On that date we also announced that W. Warren Holmes had been appointed Executive Vice Chairman and, from January 1, 2010 to July 12, 2010, Mr. Holmes also served as Interim CEO.

Arrangement Agreement with Lundin Mining Corporation and Share Subscription

On November 21, 2008 we entered into an arrangement agreement (the “Arrangement Agreement”) with Lundin Mining Corporation (“Lundin”) pursuant to which we would have acquired all of the issued and outstanding common shares of Lundin. Also, on November 21, 2008, we entered into a subscription agreement with Lundin whereby we agreed to acquire 96,997,492 common shares of Lundin at a price of $1.40 per share (the “Share Subscription”), with aggregate gross proceeds to Lundin of $135.8 million. The Share Subscription was completed on December 11, 2008, and on its completion we held 19.9% of the issued and outstanding Lundin common shares.

On January 23, 2009 the Ontario Securities Commission (“OSC”) set aside a decision of the TSX granting conditional approval for the listing of the Hudbay common shares to be issued as consideration pursuant to the Arrangement Agreement. The OSC determined in its decision that Hudbay shareholder approval of the acquisition of Lundin was required as a condition to the listing of the additional common shares.

After the previous board of directors concluded that we were not likely to receive the requisite shareholder approval, we entered into a termination agreement with Lundin (the “Termination Agreement”) on February 23, 2009, which provided for the termination of the Arrangement Agreement.

On May 26, 2009 we sold all of the Lundin shares we acquired in the Share Subscription for gross proceeds of approximately $236 million, representing a gain of approximately $100 million.

DESCRIPTION OF OUR BUSINESS

General

As described in further detail below, we have three material mineral projects, all of which are 100% owned:

1.              our 777 underground mine in Flin Flon, Manitoba;

2.              our Lalor project, a zinc, gold and copper deposit near Snow Lake, Manitoba; and

3.              our Constancia copper project in Peru, which we acquired in the first quarter of 2011 through our acquisition of Norsemont.

In addition, our other assets include: our Trout Lake and Chisel North underground mines in northern Manitoba, both of which are scheduled to close in 2012; our joint ventures, including our 70% interest in the Reed copper project near Snow Lake, Manitoba which our board of directors has approved for construction and our 51% interest in the Back Forty project in Michigan’s Upper Peninsula; our Balmat mine and concentrator in Balmat, New York, which were placed on care and maintenance in August 2008; exploration properties in North and South America; and strategic investments in junior exploration companies.

The following map shows where our material mineral projects and certain of our other assets are located.

Material Mineral Projects

777 Mine

Our 100% owned 777 mine is an underground copper, zinc, gold and silver mine located within the Flin Flon Greenstone Belt, immediately adjacent to our principal concentrator and zinc pressure leach plant in Flin Flon, Manitoba.  Development of the 777 mine commenced in 1999 and commercial production began in 2004. The anticipated mine life is until 2020.

Ore produced at the 777 mine is transported to our Flin Flon concentrator for processing into copper and zinc concentrate. Copper concentrate is sold to third party purchasers and zinc concentrate is sent to our Flin Flon zinc plant where it is further processed into special high grade zinc before being sold to third party purchasers. For additional information, refer below to the headings “Description of our Business — Other Information — Processing Facilities” and “Description of our Business — Other Information — Products and Marketing”.

For additional details on our 777 mine, refer to Schedule B of this AIF.

Production

The following table sets forth our production forecast for the 777 Mine for 2012, and actual production for the years ended December 31, 2011, 2010 and 2009.

	December 31
	Units	2012E	2011	2010	2009
Ore mined	000s tonnes	1,553.00	1,491.72	1,488.01	1,540.35
Copper grade in ore	%	2.30	3.18	2.89	2.49
Zinc grade in ore	%	4.30	3.71	4.01	4.35
Gold grade in ore	grams/tonne	1.90	2.37	2.09	2.12
Silver grade in ore	grams/tonne	28.00	26.78	25.89	26.39

Strong production is expected again in 2012 from our flagship 777 mine.  Copper grades at 777 are expected to be slightly higher than reserve grades mainly due to the areas planned for mining during 2012.  Operating costs are expected to be similar to costs experienced in the past several years. Costs in the first and fourth quarters are expected to be higher due to additional heating and other seasonal costs.

Mineral Reserves and Resources

The following tables set forth our estimates of the mineral reserves and resources at the 777 mine.

In-Mine Mineral Reserves — January 1, 2012 (1)(2)(3)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777 Mine
Proven	4,827,000	1.98	26.81	2.39	4.15
Probable	7,011,000	1.84	28.25	1.67	4.51
777 North
Proven	94,000	1.57	25.48	0.74	4.58
Probable	453,000	1.47	21.77	1.10	3.37
Total Proven and Probable Reserves	12,385,000

Notes:

(1)            This table shows the estimated reserves at our 777 mine, including the 777 North expansion, in Manitoba. To estimate mineral reserves, measured and indicated mineral resources were first estimated in a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using full cost analysis. Other factors such as depletion from production are applied as appropriate.

(2)            The zinc price used for mineral reserve estimation was US$1.00 per pound (includes premium), the copper price was US$2.75 per pound, the gold price was US$1,100 per ounce and the silver price was US$22 per ounce using an exchange of 1.05 C$/US$.

(3)            The estimate as at January 1, 2012 was prepared in accordance with NI 43-101 and the CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines.

In-Mine Inferred Mineral Resources — January 1, 2012(1)(2)(3)

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)

777 Mine	1,065,000	1.99	39.61	1.48	5.44
777 North	118,000	1.66	35.20	0.95	5.70
Total Inferred Resources	1,183,000

Notes:

(1)            This table shows our estimated inferred mineral resources at our 777 mine, including the 777 North expansion, in Manitoba. Estimated inferred mineral resources within our 777 mine were estimated by a 12-step process similar to the one used to estimate measured and indicated resources, as described in Note 1 to the In-mine Mineral Reserves table above.

(2)            The zinc price used for mineral reserve estimation was US$1.00 per pound (includes premium), the copper price was US$2.75 per pound, the gold price was US$1,100 per ounce and the silver price was US$22 per ounce using an exchange of 1.05 C$/US$.

(3)            The estimate as at January 1, 2012 was prepared in accordance with NI 43-101 and the CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines.

777 North Expansion

The 777 North mine expansion was approved by our board of directors on August 4, 2010 and its development involves driving a ramp from surface to a depth of 440 metres below surface to access mineral resources located in the north and east zones. These zones are situated directly up plunge of the 777 ore body and are connected to underground workings of the 777 mine. Upon its completion, the 777 North mine expansion will provide an additional egress from the 777 mine and supply additional copper and zinc ore feed to the Flin Flon concentrator. It will also provide an underground exploration platform to enable the evaluation of additional exploration opportunities near the 777 mine.

The 777 North mine expansion is located entirely within the associated 777 mine property and is covered by 777’s Saskatchewan Mineral Leases and Manitoba Order in Council leases.

Development of the portal, which is located adjacent to our metallurgical plant area, began in August 2010. The ramp had advanced a total of 1,706 metres (or approximately 60% of the total distance) as of December 31, 2011. Production is expected to begin in mid-2012 at a rate of 200 tonnes per day and full production is planned for 2013 at a rate of 330 tonnes per day.

Lalor Project

Lalor is a 100% owned zinc, gold and copper project currently under construction near Snow Lake, Manitoba. Our board of directors has made a full commitment to the development of the Lalor project by authorizing the expenditures necessary to put the project into full production. We undertook fast-track prefeasibility work in early 2010 and completed an updated prefeasibility study in February 2011 and an optimization study in July 2011. Following our optimization study, our board of directors approved an incremental capital expenditure investment of $144 million to build a new 4,500 tonnes per day concentrator at Lalor instead of refurbishing our existing Snow Lake concentrator. First production from the 985 metre production shaft is anticipated in late 2014 which is scheduled to coincide with the completion of the new concentrator. Including the new concentrator, the total estimated project cost for Lalor is $704 million, of which approximately $206 million had been spent as of December 31, 2011. Full production, use of the new concentrator and an increase to the capacity of the tailings facility are contingent upon receipt of required permits, which we believe to be forthcoming.

A 3,200 metre underground ramp from Hudbay’s Chisel North mine to the Lalor deposit began in December 2009 and was completed on time and on budget in 2011. The ramp is expected to facilitate early production of zinc rich ore from the ventilation shaft and provide access to the gold zones for additional underground exploration. With the ramp now completed, the focus at Lalor has turned to completion of the ventilation shaft to allow first ore production up the temporary hoisting facilities by the middle of 2012. Other major activities contemplated at Lalor include the commencement of production shaft sinking early in 2012, delivery of underground equipment and completion of engineering and procurement for the new concentrator.

For additional details on our Lalor project, refer to Schedule B of this AIF.

Production

The following table sets forth our production forecast from the ventilation shaft for 2012. Full production from the 985 metre production shaft is anticipated in late 2014.

	2012 Production Forecast
	Units	2012
Ore mined	000s tonnes	86.0
Zinc grade in ore	%	10.1
Copper grade in ore	%	0.4
Gold grade in ore	grams/tonne	1.1
Silver grade in ore	grams/tonne	16.9

Mineral Reserves and Resources

Lalor Probable Mineral Reserves — March 29, 2012(1)(2)(3)

Mineralization Type	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Base Metal	12,591,000	1.55	23.81	0.63	7.92

Gold Zone	1,841,000	3.99	21.77	0.38	0.38

Total	14,432,000

Notes:

(1)            To estimate mineral reserves, measured and indicated mineral resources were first estimated in a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using full cost analysis.

(2)            The weighted average (based on planned production tonnage) price from 2012 to 2016 used in the Lalor pre-feasibility study for mineral reserve estimation for zinc was US$1.11 per pound (includes premium), the copper price was US$3.12 per pound, the gold price was US$1,399 per ounce and the silver price was US$27.28 per ounce using an exchange of 1.03 C$/US$. Post 2016 the mineral reserve estimation used a zinc price of US$1.00 per pound (includes premium), a copper price of US$2.75 per pound, a gold price of US$1,100 per ounce and a silver price of US$22 per ounce using an exchange of 1.05 C$/US$.

(3)            The estimate as at March 29, 2012 was prepared in accordance with NI 43-101 and the CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines.

Lalor Inferred Mineral Resources — September 30, 2011(1)(2)(3)(4)(5)

Mineralization Type	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Base Metal	3,817,000	1.2	22.2	0.60	9.09

Gold Zone	7,338,000	4.6	31.3	0.41	0.32

Copper-Gold Zone	1,461,000	6.8	20.3	4.15	0.31

Total	12,616,000

Notes:

(1)            Estimated inferred mineral resources at Lalor were estimated by a 12-step process similar to the one used to estimate measured and indicated resources, as described in Note 1 to the Lalor Probable Mineral Reserves table above.

(2)            Zinc rich base metal mineral resources are estimated at a Zinc Equivalency formula (“ZNEQ”) cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.895 + Au g/t x 1.220 + Ag g/t x 0.023) and a minimum two metre true width. Long term $US metal prices of $1,100/oz gold, $22.00/oz silver, $2.75/lb copper and $0.95/lb zinc and metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.

(3)            Gold zone mineral resources are estimated at a 1.0 g/t gold cut-off and a minimum two metre true width.

(4)            Specific gravity measurements were taken on a large portion of the samples.  Where actual measurements were not available stoichiometric values were calculated.

(5)            The estimate as at September 30, 2011 was prepared in accordance with NI 43-101 and the CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines.

Constancia Project

We hold a 100% interest in the Constancia copper project in Peru, which we acquired when we completed our acquisition of Norsemont in 2011.

Constancia is located in the districts of Chamaca, Livitaca and Velille, Province of Chumbivilcas in southern Peru, close to roads, major power lines and a port. The mine plan currently contemplates an open pit mine with a production rate of 85,000 tonnes of copper per year over a 15 year mine life, with molybdenum, silver and gold by-products. We have received the key environmental permit for Constancia and believe that additional required permits will be granted in the ordinary course. A portion of the surface rights for the Constancia project belong to the communities of Chilloroya and Uchucarcco. In the first quarter of 2012, we reached life of mine agreements with these communities to secure land required for project construction and operations.

The Constancia property also holds considerable exploration potential, as evidenced by the recently completed resource for the Pampacancha deposit, which contains a measured mineral resource of 32.7 million tonnes of 0.48% copper and an indicated mineral resource of 18.5 million tonnes of 0.38% copper. There are additional targets in the Chilloroya South prospect which we intend to explore starting in the second quarter of 2012.

We are currently completing optimization work on the feasibility study prepared by Norsemont as part of the FEED (front end engineering and design) for the Constancia project. Significant changes to the previous project design include:

•                  Value engineering and comminution optimization, which has yielded an annual ore production capacity increase from 24.5 million tonnes per year in Norsemont’s Feasibility Study Optimization to 28.2 million tonnes per year, which represents a 15% increase in throughput.

•                  An expected increase in the in-pit reserve to incorporate additional economic mineralization. This will require an increase in the project’s tailings dam capacity. The increase in reserve along with plans to incorporate the higher grade Pampacancha resource early into the mine plan are expected to be incorporated into a new mine plan by mid-2012.

•                  Value engineering efforts are underway with optimization efforts focused on areas such as camp accommodations, water management and tailings impoundment.

As a result of general cost escalation, the scope enhancements described above, local currency appreciation and other factors, our capital cost estimate for Constancia is estimated to be US$1.5 billion. This amount represents gross capital costs, with no credits for revenue from production prior to achieving commercial production and includes sunk costs incurred during 2012. Capitalized costs expected to be incurred prior to a formal project decision total US$141 million. To support the continuing pre-construction development of Constancia during the second quarter of 2012, our board of directors has approved an incremental US$34 million in capitalized spending on Constancia, over and above the US$107 million approved for the first quarter of 2012. These expenditures will support ongoing engineering and procurement activity, hydrogeological drilling and camp construction among other activities.

The anticipated project schedule currently remains unchanged, with first production expected in 2015 and full production in 2016. By mid-2012, we expect to present our board of directors with a formal project recommendation, including a financing plan expected to involve project financing for Constancia.

For additional details on our Constancia project, refer to Schedule B of this AIF.

Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves and resources at the Constancia project as at February 21, 2011.(1)

Category	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	Cu Equivalent (%)

Proven	195,000,000	0.04	3.49	0.42	0.0117	0.54

Probable	177,000,000	0.05	3.66	0.37	0.0092	0.49

Total Reserves	372,000,000	0.05	3.57	0.39	0.0105	0.51

Inferred Resources	20,963,000	0.04	3.69	0.26	0.0067	0.36

Notes:

(1)                     For additional details relating to the estimates of mineral reserves and resources at the Constancia project, including data verification and quality assurance/quality control processes, refer to the “Constancia Project Technical Report” as filed on SEDAR by Norsemont Mining Inc. on February 21, 2011.

Based on this estimate, the proven and probable reserves at Constancia contain approximately 3.23 billion pounds of copper, 105 million pounds of molybdenum, 42.7 million ounces of silver and 548,000 ounces of gold at a 0.2% copper cut-off.

The following table sets forth our estimates of the mineral resources at the Pampacancha deposit as at March 30, 2012.(1)(2)(3)

Category	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)	Cu Equivalent (%)

Measured	32,681,000	0.31	4.78	0.48	0.0166	0.79

Indicated	18,526,000	0.26	4.59	0.38	0.0145	0.65

Total Resources	51,207,000	0.29	4.71	0.44	0.0158	0.74

Notes:

(1)            CuEq% is calculated for the in situ value of contained metals using the following $US metal price assumptions, Cu=2.75/lb Mo=13/lb, Ag=22/oz and Au=1100/oz.

(2)            Measured and indicated mineral resources were estimated in house. The process includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots to establish continuity and model validation.

(3)            The estimate as at March 30, 2012 was prepared in accordance with NI 43-101 and the CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines.

Other Assets

Trout Lake and Chisel North Mines

Our Chisel North and Trout Lake mines are mature operations reaching the end of their mine lives and we expect their production to end in mid-2012.

Trout Lake

The Trout Lake mine is an underground zinc and copper mine located approximately six kilometres northeast of Flin Flon.

The main shaft has been sunk to a depth of 1,091 metres. The mine development includes a number of inclined ramps and steeply inclined ventilation shafts and ore passes. The ramp extends to approximately 1,460 metres below surface at an inclination of 15% from the horizontal. A 762 metre long inclined conveyor delivers the ore from the underground crusher to the ore bin adjacent to the shaft.

Mining is conducted by longhole open stoping using trackless equipment. Crushed ore is trucked from the mine site to the Flin Flon concentrator for processing. Commercial production commenced at the Trout Lake mine in 1982 and the mine is scheduled to reach the end of its mine life and be closed in mid-2012.

Chisel North

The Chisel North mine is an underground zinc mine located 15 kilometres west of the Snow Lake concentrator and about six kilometres south of the town of Snow Lake, Manitoba. The mine returned to commercial production in June 2010 after being placed on care and maintenance in January 2009 due to depressed metal prices related to the global downturn.

The Chisel North mineral reserves only consisted of zinc ore until 2011 when copper and gold mineralization, located downplunge to the north and northwest of Lens 1, were separately estimated. The mineral reserves are between 400 metre and 650 metre depths in four stacked zinc rich sulphide lenses.

The mine depth is to the 687 metre level. Mining is by room and pillar, post pillar cut and fill and blast hole stoping using trackless equipment with unconsolidated rock fill as backfill. Ore is hauled by truck to surface for crushing. The zinc ore is trucked to the Snow Lake concentrator while the copper ore is trucked to the Flin Flon concentrator.

The Chisel North mine is scheduled to close in September 2012. Mining personnel and equipment will be moved from Chisel North to Lalor on completion of the ventilation shaft at Lalor, which is expected in the middle of 2012.

In-Mine Mineral Reserves — January 1, 2012

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Trout Lake Mine
Proven	229,000	2.06	1.33	2.07	1.90
Probable	—	—	—	—	—
Chisel North Mine — Zinc
Proven	48,000	—	—	—	7.97
Probable	60,000	—	—	—	6.57
Chisel North Mine — Copper
Proven	—	—	—	—	—
Probable	57,000	2.06	20.58	1.49	2.65

Joint Ventures

Part of our strategy is to leverage our exploration expertise through strategic partnerships with junior resource companies. Between 2009 and 2011, we entered into agreements with Aquila, VMS Ventures and Halo Resources Ltd. (“Halo”) which allow us to earn majority interests in promising exploration properties.

Reed Copper Project

On July 5, 2010 we entered into a joint venture agreement with VMS Ventures respecting the Reed copper project, a copper-rich development property near Snow Lake, Manitoba. We have a 70% interest in the Reed copper project and VMS Ventures has a 30% interest. We have agreed to provide full financing for VMS Ventures’ proportionate share of the costs to develop the property, which will be repayable solely from VMS Ventures’ share of cash flow generated by the project. We are also a party to four option agreements with VMS Ventures which allow us to earn a 70% interest in four properties adjacent to the Reed property by meeting certain work expenditure obligations and making cash payments to VMS Ventures. We intend to continue our exploration on these properties in 2012.

On December 19, 2011 our board of directors approved a capital investment of $71 million toward the construction of the Reed copper project based on our preliminary economic assessment of the project. Since December 2011 we have undertaken a pre-feasibility study with the assistance of Stantec Consulting and have upgraded 2,157,000 of indicated mineral resources into probable mineral reserves. Our estimates of mineral reserves and resources for the Reed copper project are set out below:

Reed Copper Project Probable Mineral Reserves — March 30, 2012(1)

Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
2,157,000	0.48	6.02	3.83	0.59

Notes:

(1)                                 The copper price used for the mineral reserves estimation was US$2.95 per pound, the gold price was US$1269.09 per ounce and the silver price was US$24.78 per ounce using an exchange rate of 1.034 C$/US$.

Reed Copper Project Inferred Mineral Resources — March 15, 2011

Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
170,000	0.38	4.55	4.26	0.52

Back Forty Project

Pursuant to a subscription, option and joint venture agreement with Aquila, we have obtained a 51% joint venture interest in the Back Forty project, a zinc and gold rich VMS deposit in Michigan’s Upper Peninsula. We can increase our joint venture interest to 65% by completing a feasibility study and making mine permitting applications. Our interest can be further increased to 75% if we notify Aquila of our intention to put the Back Forty project into production and Aquila elects to have us fund their share of the development costs, which would be repaid out of project cash flows.

On October 15, 2010 we announced the following updated NI 43-101 mineral resource estimate for the Back Forty project.(1)

Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Open Pit
Measured	14.1	1.59	16.97	0.15	2.54
Indicated	2.1	1.53	32.80	0.41	1.17
Measured and Indicated	16.2	1.58	19.00	0.18	2.36
Inferred	1.4	1.4	32.89	0.62	1.00
Underground
Measured	0.8	1.67	25.83	0.24	3.45
Indicated	0.9	1.28	24.72	0.34	3.13
Measured and Indicated	1.7	1.46	25.23	0.29	3.13
Inferred	2.0	1.22	18.34	0.32	2.64
Combined Open Pit and Underground
Measured and Indicated	17.9	1.57	19.60	0.19	2.44
Inferred	3.4	1.29	24.33	0.44	1.96

Notes:

(1)                                 The cut-off grades are based on metal price assumptions of US$0.95 per pound zinc, US$2.50 per pound copper, US$0.59 per pound lead, US$900 per troy ounce gold and US$15.00 per troy ounce silver. Metallurgical recoveries were determined and used for each of the metallurgical domains determined for the deposit. For additional detail relating to the Back Forty mineral resource estimate see “Technical Report, Back Forty Deposit, Menominee County, Michigan” as filed on SEDAR by Aquila Resources Inc. on November 29, 2010.

Halo Option Agreements

In December 2009 we entered into an option agreement with Halo, pursuant to which we earned a 51% interest in Halo’s Cold and Lost properties in the Sherridon VMS District in Manitoba, which have an indicated resource of 411,000 tonnes of 6.1% zinc and an inferred resource of 69,000 tonnes of 6.2% zinc. We can increase our interest to 60% by funding and completing a feasibility study and paying $2 million in cash to Halo, in each case, before the fourth anniversary date, and we may further increase our interest to 67.5% by paying Halo an additional $2.5 million prior to commencement of commercial production.

In October 2011, we entered into a second option agreement with Halo which allows us to earn up to a 75% joint venture interest in the western half of Halo’s interest in the 200 square kilometre Sherridon VMS District in Manitoba (exclusive of the Cold and Lost properties), including the past-

producing Sherridon East and West mines.  We can exercise our option to earn a 51% interest by making aggregate cash payments to Halo of $1.6 million and completing minimum expenditures of $5 million, in each case, over three years. We can increase our 51% interest to 75% by funding and completing a feasibility study for the project and making a cash payment to Halo of $1.75 million before the fifth anniversary date.

Balmat

The Balmat mine is an underground zinc mine located in Balmat, New York owned by our wholly-owned subsidiary, St. Lawrence Zinc Company, LLC (“SLZ”). The mine includes a 3,200 ft. deep shaft, underground development to five ore zones and extensive mining equipment as well as a 5,000 ton per day concentrator. The Balmat mine and concentrator were placed on care and maintenance on August 22, 2008 due to, among other factors, lower prices for zinc metal at that time.

In addition to the Balmat mine and concentrator, SLZ owns approximately 52,000 acres of exploration land in the Balmat district.

Exploration Properties

Our exploration properties are the key to our strategy of pursuing organic growth. Over the past 85 years, we and our predecessors have brought into production 26 ore bodies on our lands. Our exploration efforts were most recently recognized when we won the Prospectors’ and Developers’ Association of Canada’s Bill Dennis Award in 2009 for our discovery of the Lalor deposit. For 2012, our board of directors has approved total exploration expenditures of approximately $54 million.

We hold a land position of approximately 400,000 hectares in Manitoba and Saskatchewan, primarily in the highly prolific Flin Flon Greenstone Belt. Since much of this property is within 100 kilometres of our two ore concentrators in the region, and given that we have available capacity at our processing facilities, we are in a good position to economically exploit mineral deposits that a mining company without such proximate facilities may not be able to develop profitably due to higher costs of transportation and treatment charges. In addition, we believe the exploration methodologies we have developed are suitable for other greenstone belts and other types of mineralization.

As a means of leveraging our exploration capabilities in the Flin Flon Greenstone Belt, we have optioned some of our properties to other exploration companies, which allows us to advance the exploration and development of new mineral deposits without incurring significant costs. These agreements typically allow the optionee to earn up to a 100% interest in the property by completing certain exploration expenditures and making cash payments to us, and we may elect to exercise back-in rights which allow us to earn back a majority interest in the properties, or retain a net smelter return royalty.

The Constancia project includes a considerable amount of land that has not yet been the subject of significant exploration, including the nearby Chilloroya target.

We also hold exploration properties and properties under option to us in the Yukon, Peru, Colombia and Chile. Our 100% owned Tom and Jason properties include an indicated mineral resource of 6.4 million tonnes of 6.33% zinc, 5.05% lead and 56.55 g/t silver and an inferred mineral resource of 24.6 million tonnes of 6.71% zinc, 3.48% lead and 33.85 g/t silver.  We conducted a drill program in 2011 intended to enable the upgrading of some inferred resources to indicated and collecting of metallurgical samples. We intend to complete a preliminary economic assessment on the project in the second quarter of 2012.

In addition, through our exploration alliance with Aquila, we have rights to earn majority interests in a number of promising mineral properties in Michigan and elsewhere in the United States. We will continue to seek other exploration opportunities as they arise and we plan to conduct exploration on our other properties in North and South America with the intention of upgrading and expanding our current mineral resources.

Processing Facilities

Concentrators

Our primary ore concentrator is located in Flin Flon, Manitoba. The concentrator, which is directly adjacent to our metallurgical zinc plant, produces zinc and copper concentrates from ore mined at our 777 and Trout Lake mines. Its capacity is approximately 2.18 million tonnes of ore per year, and in 2011 approximately 2.04 million tonnes of ore were milled. The concentrator can handle ore from each mine separately, and blending is done at the grinding stage. The Flin Flon concentrator facility includes a paste backfill plant and associated infrastructure such as maintenance shops and laboratories. In 2010 we completed a copper concentrate filtration plant and other facilities to allow for the overseas shipping of the copper concentrate we produce.  Tailings from the concentrator are pumped to the Flin Flon tailings impoundment immediately adjacent to the concentrator.

Our concentrator in Snow Lake, Manitoba was re-started in late 2009, reaching full production in the second quarter of 2010, after being placed on care and maintenance in January 2009. The concentrator processes zinc ore from the Chisel North mine and produces zinc concentrate, which is shipped by truck for processing at the zinc plant in Flin Flon. The concentrator, which has crushing, grinding, flotation, thickening, filtering and drying capabilities, has a capacity of approximately 1.2 million tonnes of ore per year. Tailings generated by the Snow Lake concentrator are deposited in our Anderson Lake tailings facility, which we believe mitigates environmental concerns, as the tailings are deposited in a subaqueous manner, minimizing the potential for generation of acid rock drainage. Pending the closure of the Chisel North mine, we intend to put a copper recovery circuit into the Snow Lake concentrator to allow for the processing of the early Lalor ores until the new concentrator is commissioned. For additional information, refer above to the heading “Description of our Business — Material Mineral Projects — Lalor Project”.

We also have a concentrator in Balmat, New York, which processed zinc ore produced from our Balmat mine. The Balmat mine and concentrator were placed on care and maintenance on August 22, 2008.

Zinc Plant

Our zinc plant located in Flin Flon, Manitoba produces special high-grade zinc metal in three cast shapes from zinc concentrate. Our plant is one of three primary zinc producers in North America. We produced 107,704 tonnes of cast zinc in 2011. The capacity of the zinc plant is approximately 115,000 tonnes of cast zinc per year, and an additional approximate 15% expansion is possible at comparatively low capital investment. Included in the zinc plant are an oxygen plant, a concentrate handling, storage and regrinding facility, a zinc pressure leach plant, a solution purification plant, a modern electro-winning cell house, a casting plant and a zinc storage area with the ability to load trucks or rail cars. The zinc plant has a dedicated leach residue disposal facility. The bulk of the waste material is gypsum, iron and elemental sulphur. Wastewater is treated and recycled through the zinc plant.

Both domestic concentrate produced from our mines and concentrate purchased from third parties are processed at the zinc plant. Purchased concentrate accounted for approximately 29.6% of zinc metal produced at our zinc plant in 2011. The zinc plant currently has excess capacity beyond our domestic concentrate production and we intend to utilize this capacity by purchasing concentrate and advancing our development projects, including Lalor, to production.

Strategic Investments

As at December 31, 2011, we held minority equity positions in 16 junior exploration companies, representing investments valued at approximately $100 million, executing our strategy to populate a pipeline of projects ready for development following the construction of Lalor and Constancia. Our early stage opportunity pipeline consists of projects in Canada, the United States, Chile, Peru and Colombia. Among our strategic investments are the following companies: Augusta, VMS Ventures, Aquila, Panoro Minerals Ltd., MacDonald Mines Exploration Ltd. and CuOro Resources Corporation. We are continuing to evaluate new projects and potential investments to add to our portfolio.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2011 were $899.1 million, and are held in low risk liquid investments and deposit accounts pursuant to our investment policy.

Other Information

Products and Marketing

Our principal products are copper concentrate and zinc. In 2011, we produced 107,704 tonnes of cast zinc and 222,932 tonnes of copper concentrate. In 2011 and 2010 combined copper metal and copper concentrate sales represented approximately 54% and 49% and zinc metal sales represented approximately 19% and 23% of our total consolidated revenue, respectively.

In 2011 we sold approximately 19% of our copper concentrate production to third party purchasers in North America and Europe on benchmark terms and in 2012 we expect that number to increase to approximately 75%. We sell the remainder of our copper concentrate production pursuant to shorter-term contracts as opportunities arise. Sales of our copper concentrate (including gold and silver contained in concentrate) were adversely affected in early 2011 by the inability of our rail service provider to supply sufficient railcars to transport our concentrate production.  This issue was resolved over the course of the year and the excess inventory that had accumulated was substantially eliminated by December 31, 2011.

We ship cast zinc metal produced at our Flin Flon zinc plant to third party customers in North America by rail and truck. Following the sale of our Zochem Inc. subsidiary in November 2011, we agreed to sell approximately 20% of our zinc production to Zochem Inc. for one year at market terms, with the intent to sell lesser quantities at market terms for an additional two years.

Commodity Markets

Over the course of 2011, metal prices declined primarily as a result of concerns over the European sovereign debt crisis in the second half of the year, although average prices in 2011 were generally higher than average prices in 2010. For additional information refer to our market analysis of copper, zinc, gold and silver prices during this period on pages 10 and 11 of our management’s discussion and analysis for the year ended December 31, 2011, a copy of which has been filed on SEDAR at www.sedar.com.

Specialized Skill and Knowledge

The success of our operations depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel in the geographic areas in which we operate with specialized skill and knowledge about the mining industry. For additional information, refer below to the heading “Risk Factors — Human Resources”.

Competitive Conditions

The mining industry is intensely competitive and we compete with many companies in the search for and the acquisition of attractive mineral properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties. For additional information, refer below to the heading “Risk Factors — Competition”.

Economic Dependence

We do not have any contracts upon which our business is substantially dependent, as our principal products, copper concentrate and zinc, are widely traded commodities and we may enter into contracts for the sale of such products with a variety of potential purchasers.

Environmental Protection

Our activities are subject to environmental laws and regulations, including proposed climate change initiatives aimed at reducing greenhouse gas emissions. Environmental laws and regulations are evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For additional information, refer below to the heading “Risk Factors — Governmental and Environmental Regulation”.

In light of this and our goal of continually improving our environmental performance, we have established an environmental management program directed at environmental protection and compliance to achieve our goal of continually improving our environmental performance and address these regulatory changes. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures. For additional information, refer below to the heading “Corporate Social Responsibility”.

Employees

As at December 31, 2011, we had approximately 47 employees at our Toronto head office, approximately 31 employees at HudBay Peru S.A.C.’s office in Lima, Peru and approximately 48 employees at the Constancia site. In addition, we had approximately 33 employees elsewhere in North and South America.

Our HBMS subsidiary had approximately 1,286 employees as at December 31, 2011, of whom approximately 986 were unionized. In 1998, we entered into a labour stability agreement in respect of our existing Flin Flon/Snow Lake collective bargaining agreements, whereby we agreed with the unions that any collective agreement expiring prior to July 1, 2012 would be settled by way of binding arbitration in the event that the parties could not otherwise agree to a negotiated contract settlement. This agreement is intended to ensure that there will be no strike or lockout through December 2014. In the first quarter of 2012, we negotiated new collective bargaining agreements with the majority of our unionized employees, thereby avoiding the need to settle such agreements by way of binding arbitration.

HBMS maintains a profit sharing plan pursuant to which 10% of its after-tax profit (excluding provisions or recoveries for deferred income and mining tax) for any given year is distributed among eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

CORPORATE SOCIAL RESPONSIBILITY

At Hudbay, we apply the same discipline to Corporate Social Responsibility as we do to meeting operating and financial targets. We commit to our stakeholders to work to create benefits and opportunities that contribute to their economic and social sustainability, and to protect our natural environment. As described below, we have adopted a number of voluntary codes and other external instruments that we consider particularly relevant to our business, including ISO 14001, OHSAS 18001 and our Human Rights Policy.

Health and Safety and Environmental Policies

Among our core values are protecting the health and welfare of our employees and contractors and reducing the impact of our operations on the environment. All of our producing operations are certified to Occupational Health and Safety Assessment Series 18001 and Environmental Management System Standard ISO 14001. In addition, the production and supply of Manitoba’s final products are registered to the ISO 9001 quality standard.

We believe that ongoing improvements in the safety of our workforce assists in maintaining healthy labour relations and that our ability to minimize lost-time injuries and environmental regulatory violations is a significant factor in maintaining and realizing opportunities to improve overall operational efficiency. Our safety management systems include the Positive Attitude Safety System (“PASS”), which is in use at our Manitoba operations. The PASS system is based on facilitated discussions at all levels of the organization to increase each person’s involvement in recognizing and managing workplace risks.  In 2011, our lost time accident frequency per 200,000 hours worked was 0.3, compared to 1.2 for 2010.  We remain committed to continuously improving the safety of our workplace.

We have established an environmental management program directed at environmental protection and compliance. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures.  We have a dedicated team which is charged with managing our environmental activities and our compliance with all applicable environmental standards and regulations. We did not have any material environmental non-compliances in 2011.

Human Rights Policy

In May 2011, we adopted our first formal Human Rights Policy. The policy is intended to capture and clearly state our commitments to human rights. Key aspects include our commitment to:

•                  Ethical business practices — further articulated in our Code of Business Conduct and Ethics;

•                  Labour practices and labour relations — including fair labour practices at our workplaces and to the health and safety of our employees;

•                  Community participation — including community consultation, contributing to long-term and sustainable opportunities for communities, respecting communities’ legal rights, and participating in a common effort to promote respect for human rights as they relate to our business; and

•                  Security measures that respect human rights — including our adoption of the Voluntary Principles on Security and Human Rights, and the United Nations Code of Conduct for Law Enforcement Officials.

Sustainability Reporting

We publish an annual corporate social responsibility report that further presents and discusses our environmental, health and safety performance. This report is prepared pursuant to the Global Reporting Initiative G3 guidelines, which is the world’s most widely used sustainability framework. We also subscribe to the Mining Association of Canada’s “Toward Sustainable Mining” initiative, which was designed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under key performance elements, including tailings management, energy use and emissions, external outreach and crisis management planning. Our 2010 Corporate Social Responsibility Report is available on our website at www.hudbayminerals.com.

RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by investors and prospective investors. In addition to the risk factors described elsewhere in this AIF, the risk factors that impact us and our business include, but are not limited to, those set out below. Any one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the value of our securities.

Metals Prices and Foreign Exchange

Our profit or loss and financial condition depend upon the market prices of metals, which are cyclical and which can fluctuate widely with demand for our metals. Demand is affected by numerous factors beyond our control, including the overall state of the economy, general level of industrial production, interest rates, rate of inflation, foreign exchange rates and investment demand for commodities. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

Future price declines may, depending on hedging practices, materially reduce our profitability and could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants), all of which could reduce our cash flow from operations.

In addition, since our core operations are located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is tied to market prices for copper, zinc and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar appreciates in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit our exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

Development of Key Projects

Our ability to develop our key mineral projects, including our Lalor and Constancia projects, is subject to many risks and uncertainties, including: our ability to upgrade mineral resources and conceptual estimates of tonnage and grade of a mineral deposit into mineral reserves; completion of feasibility studies; the ability to secure adequate financing to fund such projects; obtaining and maintaining various permits and approvals from governmental authorities; construction risk; securing required surface and other land rights; finding or generating suitable sources of power and water; potential resistance from stakeholders and other interested parties; political and social risk; and confirming the availability and suitability of appropriate local area infrastructure.

We have negotiated life of mine community agreements with two communities near the Constancia project to secure required land rights for the project. Any inability to enforce such agreements or otherwise maintain good relations with the nearby communities and other stakeholders could impair our ability to successfully develop the project. At Lalor, we require permits under Manitoba’s Environmental Act in order to reach full production, expand the tailings facility and operate the concentrator that is planned at the site. While we believe that such permits are forthcoming, it is possible that one or more of such permits may be delayed or not granted, which could prevent us from developing the Lalor project.

In addition, significant amounts of capital will be required to bring each of our Lalor and Constancia projects to production. We are currently attempting to secure financing for the Constancia project but, given current economic circumstances and other factors, there can be no certainty that such financing will be available on acceptable terms, if at all. If such financing is not available, we may not be able to fund the development of one or both of the Constancia and Lalor projects from our existing cash resources and future cash flows.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; currency fluctuations; industrial disputes; availability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licences or approvals; unforeseen natural events; and political and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds.  Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our development projects will be able to be developed successfully or economically or that they will not be subject to the other risks described in this section.

Depletion of Reserves

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of mine. As a result, our ability to maintain our current production or increase our annual production of base and precious metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire and to successfully bring new mines into production and to expand mineral reserves at existing mines.  Exploration and development of mineral properties involves significant financial risk. Very few properties that are explored are later developed into operating mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development. We may incur major expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. As a result, we cannot provide assurance that our exploration or development efforts will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

Political and Social Risks

The implementation of new, or the modification of existing, laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or steps could involve the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits or licenses or requiring unfavourable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. In addition, changes in policy that alter laws regulating the mining industry could have a material adverse effect on us.

There can be no assurance that industries which are deemed to be of national or strategic importance in countries in which we have operations or assets will not be nationalized. There also can be no assurance that our assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In situations where we have acquired mineral rights, we may not be able to secure required surface rights.  In addition, in situations where we possess surface rights, our land may be illegally occupied. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities.

Political or social unrest or a political crisis in Peru could adversely affect our ability to develop and operate our Constancia project. Such adverse effects could result from local communities or other interested parties encroaching on our land, challenging the boundaries of such land or our rights to operate on such land, protesting the environmental or social impacts of our project, impeding project activities through roadblocks or other public manifestations or attacking project assets or personnel.  In addition, social problems and uncertain land tenure for many indigenous people could have adverse effects on our project.

Aboriginal Rights and Title

Governments in many jurisdictions, including Canada, must consult with aboriginal peoples with respect to grants of mineral rights and the issuance of or amendment to project authorizations. Consultation regarding rights or claimed rights of aboriginal people may require accommodations, including undertakings with respect to employment and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, and may affect the timetable and costs of development of mineral properties in these jurisdictions. Aboriginal rights or title claims also could affect our existing operations, in addition to our development projects and future acquisitions. These legal requirements, among other things, may affect our ability to develop our Lalor and Constancia projects and other mineral properties or may materially delay the development of such properties.

Community Relations

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to us, our operations, or extractive industries generally, could have an adverse effect on us and may impact our relationships with the communities in which we operate and other stakeholders. While we are committed to operating in a socially responsible manner, there can be no assurance that our efforts, in this respect, will mitigate this potential risk.

Mining and Processing

Mining operations, including exploration, development and production of mineral deposits, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all of the hazards and risks normally encountered in the mining industry including: adverse environmental conditions; industrial and environmental accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to weather conditions. These risks could result in significant damage, including destruction of mines, equipment and other operations, resulting in partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, monetary losses and potential legal liability. In addition, although we conduct extensive maintenance and incur significant costs to maintain and upgrade our fixed and mobile equipment and infrastructure, failures may occur that cause injuries or production loss.

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials.

Production of zinc concentrate from our mines has not been sufficient to operate our zinc plant at full capacity, which has had an impact on our profitability. We may attempt to fill the excess capacity at the zinc plant by purchasing concentrate from third parties (which is typically less profitable than processing our own concentrate). Any inability to provide adequate feed to our processing facilities could adversely impact our profitability.

Governmental and Environmental Regulation

Our activities are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances, protection of the environment and other matters. Environmental regulation, including proposed climate change initiatives aimed at reducing greenhouse gas emissions, is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases on neighbouring properties, that may result in a requirement to remediate, which could involve material costs. In addition, environmental hazards may exist on the properties on which we hold interests that are unknown to us at present and that have been caused by previous or existing owners or operators of the properties. We may also acquire properties with environmental risks.

Although we believe that our activities are currently carried out in accordance with applicable laws and regulations, no assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be amended or applied in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with such laws and regulations may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including us, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Approvals and Permits

Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future, including in respect of our key development projects. The duration and success of our efforts to obtain permits are contingent upon many variables outside of our control. Obtaining and complying with governmental permits may increase costs and cause delays. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed our estimates or that we will be able to maintain such permits. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties.

Human Resources

The success of our operations depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining industry in the geographic areas in which we operate.  We also are dependent on a number of key management and operating personnel, and our success will depend in large part on the efforts of these individuals and our ability to retain them. We do not have any key person insurance on any of these individuals.

Although the labour stability agreement that is in place at our Flin Flon and Snow Lake operations deals with resolving collective agreements that expire prior to July 1, 2012, effectively assuring no strike or lockout involving employees at these operations through December 2014, there can be no assurance that our business will not suffer from a work stoppage at any location where we operate. From time to time we may temporarily suspend or close certain of our operations and we may incur significant labour and severance costs as a result of a suspension or closure.  Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as employees who are laid off may seek employment elsewhere.

Energy Prices and Availability

Our mining operations and facilities are intensive users of electricity and carbon based fuels. Energy prices can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy we rely on may increase significantly from current levels and any such significant increase could have an adverse effect on our profitability.

Access to Capital

There is no assurance that sufficient funding or financing will be available to us on acceptable terms, or at all, for further exploration or development of our properties or to fulfill our outstanding obligations. Global financial conditions have been subject to increased volatility and turmoil in recent years.  This may affect our ability to obtain equity or debt financing on acceptable terms, or at all, in the future. Failure to obtain such additional funding or financing could result in the delay or indefinite postponement of the exploration and development of our properties, including Lalor and Constancia.

Transportation and Infrastructure

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport purchased concentrate to our Flin Flon metallurgical complex and to transport products from the Flin Flon metallurgical complex for further processing or to our customers. In late 2010 and early 2011, we had difficulty securing sufficient rail cars to ship our copper concentrate production and excess inventory. In addition, the Constancia project will require transportation improvements and access, which will require the cooperation of local government and other third parties. We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation and other infrastructure, or disruption of these services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs, relative to those of our competitors, could make our operations less competitive and could adversely affect our profitability.

Title to Mineral Properties

Although we believe we have taken reasonable measures to ensure valid title to our properties, there can be no assurance that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, and aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities.

Competition

The mining industry is intensely competitive and we compete with many companies possessing greater financial and technical resources than us. Since mines have a limited life, we must compete with others who seek mineral reserves for attractive, high quality mining assets.  In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties and the capital for the purpose of funding such properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

Mineral Resource and Reserve Estimates

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Estimates of mineral reserves and mineral resources, and future cash flows necessarily depend upon a number of variable factors and assumptions, including, among other things, ability to achieve anticipated tonnages and grade, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metal prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, and any estimates of future cash flows may vary substantially from our actual results.

Reclamation and Mine Closure Costs

The ultimate timing of and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations.

In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure, in whole or in part, future reclamation and restoration obligations in such jurisdictions.  Changes to the amounts required, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible, and any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs, we do not necessarily reserve cash in respect of these obligations or otherwise fund these obligations in advance. As a result, we will have significant cash costs when we are required to close and restore mine sites.

Post-Retirement Obligations

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans. Our liabilities under defined benefit pension plans are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material. We also have substantial commitments for post-retirement health and other benefits for which no specific funding arrangements are in place.

Anti-Bribery Legislation

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. We are also subject to Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), which prohibits corporations and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage.

Our international activities, including our Constancia project, create the risk of unauthorized payments or offers of payments by our employees, consultants or agents. While we have implemented safeguards to prevent these practices, our existing safeguards and any future improvements to such safeguards may not be completely effective, and our employees, consultants or agents may engage in conduct for which we might be held responsible. Any failure to comply with the FCPA, the CFPOA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on us and our share price.

Credit Risk

We mitigate credit risk relating to customers of our copper, zinc and precious metals by carrying out credit evaluations on our customers, making a significant portion of sales on a cash basis and maintaining insurance on trade receivables. If customers default on the credit extended to them and our loss is not covered by insurance, results of operations could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

Insurance

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, we may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us on acceptable terms. Losses from uninsured events may cause us to incur significant costs.

Market Price of Common Shares

Our share price may be significantly affected by short-term changes in commodity prices or in our financial condition or results of operations. Other factors unrelated to our performance that may have an effect on the price of our common shares include a lessening in trading volume and general market interest in our securities and the size of our public float. As a result of any of these factors, the market price of our common shares, at any given point in time, may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities and issuers listed on U.S. stock exchanges (as we are), in particular, have been subject to increasing shareholder litigation. We may in the future be the target of similar litigation.

“Passive foreign investment company” under the U.S. Internal Revenue Code

We do not believe we are a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (“PFIC”) for the current taxable year. If we derive 75% or more of our gross income from certain types of ‘‘passive’’ income (such as rents, royalties, interest, dividends, and other similar types of income), or if the quarterly average value during a taxable year of our ‘‘passive assets’’ (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us, then the PFIC rules may apply to U.S. taxpayers that hold our common shares (regardless of the extent of their ownership interest in us). Several ‘‘look-through’’ rules apply in determining PFIC status, including that a 25% or more owned subsidiary corporation’s income and assets will be deemed those of its parent for purposes of the PFIC rules. Thus, a sufficiently active subsidiary may allow a parent corporation to avoid PFIC status, depending on the circumstances. Whether we are considered a PFIC for a specific taxable year is a factual determination that must be made annually at the end of that taxable year. As a result, our status in the current and future years will depend on the composition our gross income, our assets and activities in those years and our market capitalization as determined on the end of each calendar quarter, and there can be no assurance that we will or will not be considered a PFIC for any taxable year.

If we are classified as a PFIC during any portion of a U.S. taxpayer’s holding period for our common shares, as determined for U.S. federal income tax purposes, such taxpayer would be subject to adverse U.S. federal income tax consequences under the PFIC rules.  In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for our common shares) and realized gain on the sale, exchange or other disposition of our common shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. taxpayer’s holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would generally be subject to tax at the U.S. taxpayer’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Where a company that is a PFIC meets certain reporting requirements, a U.S. taxpayer may be able to mitigate certain adverse PFIC consequences described above by making a “qualified electing fund” (“QEF”) election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains.  If we determine that we are a PFIC for any taxable year, we will determine at that time whether we will comply with the necessary accounting and record keeping requirements that would allow a U.S. taxpayer to make a QEF election with respect to Hudbay.  We have no obligation to determine whether we are a PFIC and may not make any such determination.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

We are authorized to issue an unlimited number of common shares, of which there were 171,949,220 common shares issued and outstanding as of March 29, 2012.

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by our board of directors at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

We are authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of the date of this AIF.

Preference shares may from time to time be issued and the directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares.  Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs.  Preference shares may be convertible into common shares at such rate and upon such basis as the directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

DIVIDENDS

We paid an inaugural semi-annual dividend of $0.10 per common share on September 30, 2010 and in 2011 we paid dividends of $0.10 per common share on March 31 and September 30. On March 7, 2012, our board of directors approved the payment of a dividend of $0.10 per common share payable on March 30, 2012 to shareholders of record on March 20, 2012. While we presently intend to maintain a semi-annual dividend, the timing, payment and amount of any future dividends will be determined by our board of directors from time to time based upon, among other things, our cash flow, results of operations and financial condition, our need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant.

MARKET FOR SECURITIES

Price Range and Trading Volume

Our common shares are listed on the TSX and the NYSE under the symbol “HBM”. The volume of trading and the high and low closing price of our common shares on the TSX and NYSE during the periods indicated are set forth in the following table.

	Trading of Common Shares on TSX			Trading of Common Shares on NYSE
Period	High	Low	Volume	High	Low	Volume
	($)	($)	(millions of common shares)	(US$)	(US$)	(common shares)
2011
January	17.86	16.20	18.9	18.04	16.32	295,788
February	17.50	15.94	11.7	17.70	16.15	134,699
March	17.00	15.47	20.6	17.61	15.61	143,055
April	16.72	15.00	14.8	17.43	15.73	240,947
May	14.96	13.83	12.7	15.71	14.27	229,916
June	14.80	12.83	16.7	15.16	13.11	171,580
July	15.14	13.15	11.3	15.72	13.77	197,428
August	12.96	11.35	17.1	13.76	11.37	232,586
September	12.49	9.77	14.6	12.70	9.55	142,994
October	11.50	9.48	18.2	11.59	8.99	247,073
November	11.01	9.21	18.0	10.92	8.81	269,576
December	10.70	9.54	12.4	10.55	9.31	194,837

On March 29, 2012, the closing prices of our common shares on the TSX and NYSE were $10.91 and US$10.96 per share, respectively.

DIRECTORS AND OFFICERS

Board of Directors

J. Bruce Barraclough

Mississauga, Ontario, Canada

Director since: March 23, 2009

Committee memberships:

  – Audit Committee (Chair)

  – Compensation Committee

  – Corporate Governance and Nominating Committee

Mr. Barraclough is a corporate director who worked for Ernst & Young LLP for 37 years, 27 years as a partner, until his retirement on June 30, 2008.

Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and the Conference Board of Canada).

David Garofalo Richmond Hill, Ontario, Canada Director since: August 4, 2010 Committee memberships: – Environmental, Health, Safety and Sustainability (“EHSS”) Committee

Mr. Garofalo has been Hudbay’s President and Chief Executive Officer since July 2010. Previously, he served as Senior Vice President, Finance and Chief Financial Officer and a director with Agnico-Eagle Mines Limited, where he was employed from 1998 to 2010 and as Treasurer and in various finance roles with Inmet Mining Corporation from 1990 to 1998.

Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant, and serves on the board of directors of York Central Hospital Foundation and Malbex Resources Inc.

Board of Directors

Alan R. Hibben Toronto, Ontario, Canada Director since: March 23, 2009 Committee memberships: – EHSS Committee (Chair) – Compensation Committee

Mr. Hibben has held several senior positions with RBC Capital Markets, including his current role as Managing Director, which he assumed on his return to RBC in March 2011. He was head of strategy and development at RBC Financial Group from January 2005 to June 2007 and a principal with Shakerhill Partners Ltd. from July 2007 to January 2009. From January 2009 to February 2011 he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm.

Mr. Hibben has been a director of six public companies and six substantial private companies, including Pinetree Capital Inc., Discovery Air Inc., and the board of governors of Havergal College, where he is Past-Chairman. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

W. Warren Holmes Stratford, Ontario, Canada Director since: March 23, 2009 Committee memberships: – Compensation Committee (Chair) – EHSS Committee – Technical Committee

Mr. Holmes has over forty years of mining industry experience notably with Noranda Inc. (from 1964 to 1986) where he was Vice President and General Manager of Pamour Porcupine Mines Limited and with Falconbridge Limited (from 1986 to 2002) where he was Senior Vice-President of Canadian Mining Operations. From November 2009 to July 2010, Mr. Holmes served as Hudbay’s Executive Vice Chairman and, from January 2010 to July 2010 served as our Interim Chief Executive Officer.

Since his retirement from Falconbridge, Mr. Holmes has served as a corporate director. He is Chairman and a director of Wallbridge Mining Company Limited, Lead Director of Foraco International SA, Vice Chairman and a director of Atlanta Gold Inc. and a director of Nuinsco Resources Limited. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queens University and a MBA from the University of Western Ontario.

John. L. Knowles Winnipeg, Manitoba, Canada Director since: March 23, 2009 Committee memberships: – Audit Committee – Technical Committee

Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, prior to which he was Executive Vice President and Chief Financial Officer of Aur Resources Inc. from July 2005 to August 2006. He was Vice President and Chief Financial Officer of HBMS from 1996 to April 2005 and, following its acquisition by Hudbay, he was Vice President and Chief Financial Officer of Hudbay until April 2005.

Mr. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies. He is a director of public and private companies involved in international gold exploration, bio-pharmaceuticals and real estate development. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Board of Directors

Alan J. Lenczner Toronto, Ontario, Canada Director since: March 23, 2009 Committee memberships: – Audit Committee – Corporate Governance and Nominating Committee

Mr. Lenczner is a partner at Lenczner Slaght Royce Smith Griffin LLP, a litigation-focussed law firm. He is a Director of Leon’s Furniture Ltd. and was previously a Director of Eskay Creek Ltd.

Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969. He was appointed Queen’s Counsel in 1982.

Kenneth G. Stowe Oakville, Ontario, Canada Director since: June 24, 2010 Committee memberships: – Technical Committee (Chair) – EHSS Committee

Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited. He is currently a corporate director and he sits on the boards of Alamos Gold Inc. and Klondex Mines Ltd.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University.

G. Wesley Voorheis Toronto, Ontario, Canada Director since: March 23, 2009 Committee memberships: – Corporate Governance and Nominating Committee (Chair)

Mr. Voorheis is Chairman of Hudbay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic advisors to institutional and other shareholders, including private equity and hedge funds.

Mr. Voorheis has a number of corporate directorships. He was previously the Chief Executive Officer and a director of Hollinger Inc. He also acted as an advisor to the institutional shareholders of YBM Magnex International, Inc. and subsequently as Chairman of its board of directors. Mr. Voorheis was also a member of the board of directors of Sun-Times Media Group, Inc. and Atlas Cold Storage Holdings Inc. Prior to the establishment of Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner in a major Toronto law firm.

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company.

Executive Officers

David Garofalo Richmond Hill, Ontario, Canada Position with Hudbay: President and Chief Executive Officer	For biographical information for Mr. Garofalo, refer above to the heading “Board of Directors”.

David S. Bryson Toronto, Ontario, Canada Position with Hudbay: Senior Vice President and Chief Financial Officer

Mr. Bryson has been with Hudbay since August 2008. He held senior finance positions with Skye Resources Inc. from March 2007 to August 2008 and was Treasurer of Terasen Inc. from January 2004 to February 2006. Mr. Bryson holds a Bachelor of Commerce (Finance) from the University of British Columbia and is a Chartered Financial Analyst.

Executive Officers

Ken Gillis Toronto, Ontario, Canada Position with Hudbay: Senior Vice President, Corporate Development

Mr. Gillis joined Hudbay in August 2010, prior to which he served as Executive Director of Macquarie Canada’s North American Mining Investment Banking practice. Mr. Gillis has a 20 year history of corporate development and related activities in mining, both with mining companies and financial and investment firms. Mr. Gillis has a degree in Geological Science (BSc) from Saint Francis Xavier University and a Masters of Applied Science in Mineral Exploration and Masters of Business Administration from McGill University.

Tom A. Goodman(1) Denare Beach, Saskatchewan, Canada Position with Hudbay: Senior Vice President and Chief Operating Officer

Mr. Goodman has worked for Hudbay and its affiliates for over 30 years in a wide variety of operational, technical, and management positions. Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and the Minerals, Metals & Materials Society.

Alan T.C. Hair(1) Toronto, Ontario, Canada Position with Hudbay: Senior Vice President, Business Development and Technical Services

Mr. Hair has been with Hudbay and its affiliates for over 15 years and has held a number of senior operational and business development roles. Mr. Hair graduated from the University of Leeds, England in 1983 with a Bachelor of Science Honours degree in Mineral Engineering. Prior to joining Hudbay, he worked in European base metals and African platinum group operations.

David Clarry Toronto, Ontario, Canada Position with Hudbay: Vice President, Corporate Social Responsibility

Mr. Clarry joined Hudbay in February 2011. From June 2009 to January 2011 he worked through his own firm, Innotain Inc., providing consulting services to the mining and energy industries. Prior to that he spent 18 years with Hatch Ltd., an international engineering and consulting firm, ultimately as Director — Climate Change Initiatives. He holds Bachelor of Science and Master of Science degrees in engineering from Queen’s University, a Master of Business Administration degree (MBA) from INSEAD, and is a registered Professional Engineer in the Province of Ontario.

Patrick Donnelly Oakville, Ontario, Canada Position with Hudbay: Vice President, Legal and Corporate Secretary

Mr. Donnelly joined Hudbay in 2008 and was appointed to his current role in December 2011. Prior to joining Hudbay, he practiced corporate and securities law at Osler, Hoskin & Harcourt LLP from 2002 to 2007. He also spent a year and half in the legal department of the TDL Group Corp. Mr. Donnelly holds a law degree from the University of Victoria and a Bachelor of Arts from the University of Western Ontario.

Brad W. Lantz Flin Flon, Manitoba, Canada Position with Hudbay: Vice President, Manitoba Business Unit

Mr. Lantz has been Vice President, Manitoba Business Unit since September, 2011. From 2007 to September 2011 he was Vice President, Mining and from 2003 to July 2007 he was Mine Manager of the 777 mine. He has also held positions of progressively greater responsibility, at our Ruttan, Trout Lake and Callinan mines. Mr. Lantz graduated from the University of Waterloo in 1982 with a B.Sc. in Earth Sciences.

Executive Officers

Cashel Meagher Lima, Peru Position with Hudbay: Vice President, South America Business Unit

Mr. Meagher joined Hudbay in 2008 and was appointed to his current role in September 2011. He has an extensive background in precious metal and base metal exploration, resource and reserve estimation, engineering studies and open pit and underground operations. Prior to joining Hudbay, Mr. Meagher held management positions with Vale Inco in exploration, technical services, business analysis and mine operations. Mr. Meagher is a Professional Geoscientist registered with the Association of Professional Geoscientists of Ontario. He holds a Joint Advanced Major in Geology and Chemistry from Saint Francis Xavier University.

Sharon Sanzo Toronto, Ontario, Canada Position with Hudbay: Vice President, Human Resources

Ms. Sanzo joined Hudbay in January 2011, prior to which she served as Vice President, Human Resources at SAS Human Capital Consulting from 2007 to 2010 and as Director, Human Resources at Barrick Gold Corporation from 2006 to 2007. She has also held HR leadership positions at Unilever, Kraft and GlaxoSmithKline. Ms. Sanzo has a Bachelor of Arts degree in Employee Relations from University of Toronto, as well as H.R.C.C.C. (Human Resources and Compensation Committee Certified) status, and is an Adler-Trained Professional Coach.

Hernán Soza Toronto, Ontario, Canada Position with Hudbay: Vice President, Exploration

Mr. Soza joined Hudbay in late 2011, bringing more than forty years of mining and mineral exploration experience across South and Central America. Prior to joining Hudbay as Director, South American Exploration, he worked to advance world class deposits for Codelco, Saint Joe’s Minerals, Exxon Minerals, Anaconda Minerals and Placer Dome. Mr. Soza graduated as a geologist from the Universidad de Chile in 1968, and currently serves as the Chilean representative on the Committee for Mineral Reserves International Reporting Standards (CRIRSCO).

John Vincic Toronto, Ontario, Canada Position with Hudbay: Vice President, Investor Relations and Corporate Communications

Mr. Vincic joined Hudbay in August 2009. Between February 2004 and August 2009 he was an executive vice president at Barnes McInerney Inc., an investor relations and communications firm based in Toronto. He has also held corporate communications positions with Royal Bank of Canada and Sun Life Financial Inc. Mr. Vincic holds a Bachelor of Arts degree from the University of Waterloo.

Notes:

(1)                                 As previously announced, Tom Goodman, Senior Vice President and Chief Operating Officer will retire effective June 2012 and will stand for election to our board of directors at our next Annual Meeting of Shareholders. Alan Hair, currently Senior Vice President, Business Development and Technical Services and a 16 year veteran of the Company, will assume the role of Chief Operating Officer upon Mr. Goodman’s retirement.

As of March 29, 2012, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 256,234 common shares, representing less than 1% of the total number of common shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Mr. Barraclough was a director of Coalcorp Mining Inc. (“Coalcorp”) from January 2009 to June 2010.  On February 18, 2009, the OSC issued a temporary management cease trade order (“MCTO”) related to Coalcorp securities against the chief executive officer and chief financial officer of Coalcorp for so long as the interim financial statements, certifications and related management’s discussion and analysis for the quarter ended December 31, 2009 were not filed.  Coalcorp subsequently filed the outstanding materials.  However, on October 19, 2009, the OSC issued a temporary MCTO against Coalcorp’s chief executive officer pending the filing of Coalcorp’s 2009 audited annual financial statements, management’s discussion and analysis and annual information form.  The OSC, the Manitoba Securities Commission and the British Columbia Securities Commission each subsequently issued a general cease trade order against Coalcorp for Coalcorp’s failure to file its 2010 audited annual financial statements, management’s discussion and analysis and annual information form. The MCTO and the subsequently issued general cease trade orders were all revoked on November 15, 2010 following the filing of Coalcorp’s outstanding continuous disclosure documents.

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  Mr. Holmes resigned from the board of directors of Campbell in November 2008.  On January 28, 2009, Campbell once again obtained creditor protection under the CCAA.  On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business.  As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a MCTO relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas.  The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. On August 1, 2007, Hollinger obtained an initial court order granting it creditor protection under the CCAA and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would resign as an officer and director of Hollinger.  The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008.

Hollinger has been the subject of several cease trade orders issued between 2004 and 2008, due to its failure to file financial statements on a timely basis. On August 5, 2008, the OSC issued a permanent cease trade order against Hollinger which remains in effect. Hollinger has stated that the cease trade order was issued as a result of its determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among or between us, our subsidiaries, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of the Company and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the CBCA, and such individuals are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The Audit Committee is also responsible for reviewing our annual audited consolidated financial statements, unaudited consolidated quarterly financial statements and management’s discussion and analysis of results of operations and financial condition for annual and interim periods prior to their approval by the full board of directors.  There was no instance in 2011 where our board of directors declined to adopt a recommendation of the Audit Committee.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current charter is attached hereto as Schedule C.

Composition

The Audit Committee consists of Messrs. Barraclough, Lenczner and Knowles.  Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 - Audit Committees.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

J. Bruce Barraclough worked for Ernst & Young LLP for 37 years, 27 years of which were as a partner. Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the University of Toronto.  He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and The Conference Board of Canada).

Alan J. Lenczner has been a commercial litigator for over 40 years.  During that time he has represented accounting firms with respect to accounting and auditing issues both in the Superior Court and before the Institute of Chartered Accountants of Ontario.

John L. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies.  He previously served as Executive Vice President and Chief Financial Officer of Aur Resources Inc. and was Vice President and Chief Financial Officer of HBMS from 1996 to April 2005 and, following its acquisition by Hudbay, he was Vice President and Chief Financial Officer of Hudbay until April 2005. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Policy Regarding Non-Audit Services Rendered by Auditors

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor’s independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for twelve months. The Chair of the Audit Committee has been delegated authority to pre-approve, on behalf of the Audit Committee, the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed $50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

Remuneration of Auditor

The following table presents, by category, the fees accrued by Deloitte & Touche LLP as external auditor of, and for other services provided to, the Company for the fiscal years ended December 31, 2011 and 2010.

	2011	2010
Category of Fees
Audit fees	$1,245,553	$1,151,039
Audit-related fees	$476,640	$300,132
Tax fees	—	$16,700
All other fees	—	$49,350

“Audit fees” include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with our statutory and regulatory filings. “Audit-related fees” are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”, including attest services not required by statute or regulation and financial information presentation assistance with finalization of accounting matters and certification and acquisition activities. “Tax fees” relates to certain tax advisory fees provided to management. “All other fees” relates to the reviewing of our Corporate Social Responsibility report.  Management presents regular updates to the Audit Committee of the services rendered by the auditors as part of the Audit Committee’s oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In 1995 HBMS was named as a co-defendant in two actions before the Saskatchewan Court of Queen’s Bench challenging various wrongful actions committed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydroelectric station (collectively, the “Hydro Projects”) in Saskatchewan. The plaintiffs have claimed for an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. One of Hudbay’s former subsidiaries constructed and operated the dam until it was transferred to Saskatchewan Power Corporation (“SaskPower”) in 1981. The plaintiffs in both actions claim that the lands on which the hydroelectric facilities were built are subject to aboriginal rights. As this matter has not been progressed since 1995, any potential liabilities are not reasonably determinable. The principal parties to this litigation are:

1.              In the Court of Queen’s Bench for Saskatchewan, Action No. 489 dated February 9, 1995

•                  Plaintiffs: Cornelius Ballantyne of Deschambault Lake, and Eileen Ballantyne Linklater of The Peter Ballantyne Indian Reserve #184, and Richard Highway of The Peter Ballantyne Indian Reserve #184, representing the inheritors and followers and members of the Peter Ballantyne Band and tribes of Indians who are traditional uses of land and water.

•                  Defendants: SaskPower, HBMS and Churchill River Power Company Limited (“CRP”).

2.              In the Court of Queen’s Bench for Saskatchewan, Action No. 505 dated February 10, 1995

•                  Plaintiffs: Gordon Bear of the Wapaskokimow Reserve, and Catherine Wapaskokimow Ballantyne, Emil Bear and Gary Morin of Sandy Bay, representing themselves and the inheritors and followers of the Chief Cornelius White Bear Band and tribes of Indians who are traditional users of land and water.

•                  Defendants: SaskPower, HBMS and CRP.

SaskPower has been named as a defendant in two other actions, one filed in Manitoba’s Court of Queen’s Bench in 1992 and one filed in Saskatchewan’s Court of Queen’s Bench in 2004. Both actions claim damages alleged as a result of the operation and use of the Hydro Projects.  HBMS has been named as a third party in the Saskatchewan action, but has not been named as a party in the Manitoba action. SaskPower has also added CRP, formerly a wholly-owned subsidiary of HBMS, which was dissolved, as a third party in the Saskatchewan action. SaskPower revived CRP for the purpose of taking action for alleged breaches by CRP of its obligation under a certain Purchase and Sale Agreement made in 1981.  HBMS has filed a Statement of Defence to the Third Party Claim and served same on counsel for the other parties.  On September 27, 2010, HBMS and its counsel attended a mandatory mediation required pursuant to the Saskatchewan Court Rules.  By agreement of the parties of this action, the mediation sessions were continued on December 7, 2010 and September 22 and 23, 2011.  The parties to the Saskatchewan action have exchanged relevant documents and have had further discussion regarding a draft Negotiation Protocol submitted by legal counsel for the First Nation and are proceeding with motions to have certain issues decided by the Saskatchewan Court of Queen’s Bench. A further mediation session will be scheduled to attempt to agree on certain issues that are to be decided by the Saskatchewan Court.  The Statement of Claim does not specify the amount of damages being claimed but during the course of the mediation sessions, legal counsel for the plaintiff have indicated that the claim being advanced on behalf of Peter Ballantyne Cree Nation is in the range of $100,000,000.  SaskPower is seeking contribution and/or indemnity as well as a separate damage claim from CRP and HBMS but has not specified the amount claimed in the Third Party Claim or during the mediation sessions. Given the number of parties and the early stages of the proceedings, the resolution of the claims against CRP and HBMS is not reasonably determinable.

In March 2007 a statement of claim was issued in Manitoba’s Court of Queen’s Bench by Callinan Mines Limited (“Callinan”) against HBMS (“Manitoba Action”) seeking declaratory relief, an accounting and an undisclosed amount of damages relating to an alleged breach of a Net Profits Interest and Royalty Agreement (“NPI Agreement”) between HBMS and Callinan dated January 1, 1988. HBMS has filed a statement of defence denying liability to Callinan. Callinan has appointed an auditor to conduct an independent audit of the books and records of HBMS and the audited financial statements delivered pursuant to the NPI Agreement. Callinan’s auditors had meetings with senior representatives of HBMS and the independent audit is underway.  HBMS and Callinan entered into a Standstill Agreement not to take any further steps in connection with the Manitoba Action without giving at least thirty days written notice. The likelihood of success and potential liability of this claim are not reasonably determinable as no specific damages have yet been identified by the plaintiff.

Hudbay is subject to three claims in the Ontario Superior Court in connection with its previous ownership of the Fenix project in Guatemala through its subsidiary at the time, Compañía Guatemalteca De Níquel S.A. (“CGN”).

The first action was served in September 2010. The plaintiff, Angelica Choc, asserts a claim of negligence against Hudbay and wrongful death, among other claims, against CGN in connection with the death of her husband Adolfo Ich Chaman on September 27, 2009. The plaintiff claims that the head of CGN security shot and killed Mr. Chaman during a confrontation between members of local communities who were unlawfully occupying CGN property and CGN personnel. The aggregate amount of the claim is $12 million.

In the second action, served in March 2011, eleven plaintiffs claim that they were victims of sexual assault committed by CGN security and members of the Guatemalan police and army during court ordered and state implemented evictions in January 2007 (before the project was acquired by Hudbay). These claims are asserted against Hudbay and its subsidiary at the time HMI Nickel Inc. The aggregate amount of the claims is $55 million.

The plaintiff in the third action, German Chub Choc, claims that he was shot and permanently injured by the head of CGN security during the same events that gave rise to the claim brought by Ms. Choc. This action was served in October 2011. The aggregate amount of the claim is $12 million.

We believe that all the claims are without merit. As a preliminary matter, we have brought motions to dismiss the three actions against Hudbay on the bases that the claims pleaded do not give rise to a reasonable cause of action and that Ontario is not the proper forum in which to hear the claims. We expect the preliminary motions to be heard together in late 2012.

Except as noted above, we are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would be material to our financial condition or results of operations.

Regulatory Actions

We have not: (a) received any penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, since January 1, 2009, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Equity Financial Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of our business, the following are the material contracts we entered into (i) within the last financial year or (ii) between January 1, 2002 and the beginning of the last financial year and which are still in effect:

1.                                      the Purchase Agreement with the Solway Group dated August 5, 2011 whereby we agreed to sell 100% of our interest in the Fenix project. For additional information, refer above to the heading “Development of Our Business — Three Year History — Disposition of Fenix Project”;

2.                                      the Support Agreement with Norsemont dated January 9, 2011 whereby we agreed to make an offer to acquire all of Norsemont’s issued and outstanding common shares. For additional information, refer above to the heading “Development of Our Business — Three Year History — Acquisition of Norsemont Mining Inc.”; and

3.                                      the credit facility with the lender’s party thereto from time to time and The Bank of Nova Scotia, as administrative agent, dated as of November 3, 2010 providing for a four year US$300 million revolving credit facility.

QUALIFIED PERSON

The scientific and technical information contained in this AIF related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., our Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects contained in this AIF has been prepared by or under the supervision of Robert Carter, P.Eng., our Manager, Project Evaluation.  Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101.

INTEREST OF EXPERTS

Cashel Meagher, P.Geo. and Robert Carter, P.Eng. are experts who have prepared certain technical and scientific reports for us. As at the date hereof, to our knowledge, the aforementioned persons beneficially own, directly or indirectly, less than 1% of our outstanding securities and have no other direct or indirect interest in our company or any of its associates or affiliates.

Deloitte & Touche LLP is the auditor of Hudbay and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated May 16, 2011. Additional financial information is provided in our financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2011.

Additional information relating to the Company may be found on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov.

SCHEDULE A
GLOSSARY OF MINING TERMS

The following is a glossary of terms used in this annual information form.

“AQ”, “BQ”, “NQ”

Letter names specifying the dimensions of bits, core barrels, and drill rods in the Q-group wireline diamond drilling system having a core diameters of 27mm, 36.5 mm, and 47.6 mm, respectively and hole diameters of 48mm, 60mm, and 75.7 mm, respectively.

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“concentrator”	A plant where ore is separated into values (concentrates) and rejects (tails). An appliance in such a plant, e.g., flotation cell, jig, electromagnet, shaking table. Also called mill.

“double-drum hoist”	A hoist with two drums that can be driven separately or together by a clutch.

“felsic”

A mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

“grade”

The amount of valuable metal in each tonne of ore, expressed as grams per tonne for precious metals. Cut-off grade is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

“mafic”	Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

“mineral reserves”

That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the following categories:

“proven mineral reserves”

That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“probable mineral reserves”	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the following categories:

“measured mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“indicated mineral resource”

That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mineralization”

The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

“NI 43-101”	National Instrument 43-101 of the Canadian Securities Administrators — Standards of Disclosure for Mineral Projects.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“recovery”

A term used in process metallurgy to indicate the proportion of valuable material obtained in the process. It is generally stated as a percentage of valuable metal in the processed material that is recovered compared to the total valuable metal present.

“tailings”	The gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

A2

SCHEDULE B
MATERIAL MINERAL PROJECTS

777 Mine

The technical and scientific information included in the following description of our 777 mine, including the estimated measured and indicated mineral resource and the estimated inferred mineral resource and the estimated mineral reserve have been prepared under the supervision of Robert Carter, P.Eng., who is employed by Hudbay as Manager, Project Evaluation and who is a Qualified Person under NI 43-101.

Project Description and Location

The 777 mine is an underground copper and zinc mine with significant precious metal credits located immediately adjacent to our principal concentrator and zinc pressure leach plant in Flin Flon and straddles the Manitoba/Saskatchewan border. Development of the mine commenced in 1999 and commercial production began in 2004.  It is part of a cluster of interlinked ore bodies including the prior Callinan mine and the prior Flin Flon mine.

The 777 mine property is located on Saskatchewan Mineral Leases and Manitoba Order in Council (“OIC”) leases totalling approximately 4,400 hectares, including approximately 1,100 hectares in Manitoba and approximately 3,300 hectares in Saskatchewan. We own a 100% interest in these mineral leases. Annual lease rental payments are $16,730 and $1,600 to the Manitoba and Saskatchewan governments, respectively. There is an annual work expenditure requirement for the Saskatchewan property of $257,025.  Individual leases have different expiry dates that range from 2012 to 2031. All mineral production from the 777 mine property is subject to a 6 2/3% net proceeds of production royalty and a $0.25 per ton royalty pursuant to a royalty agreement with Consolidated Callinan Flin Flon Mines Limited. Surface rights are held under several leases and permits that also host the concentrator and metallurgical plants and are sufficient for purposes of our current mining operations.

The 777 mine is an extension of mining activities and facilities in Flin Flon that have been in operation since the 1930s.  Liabilities associated with the 777 mine are addressed by the closure plans that have been submitted to regulators in both Saskatchewan and Manitoba and financial assurance has been provided to cover the demolition and remediation activities outlined in such closure plans. In addition, closure plans have been submitted and are backed with financial assurance for the associated Flin Flon Metallurgical Plant (FFMC) and Flin Flon Tailings Impoundment System (FFTIS) utilized by the 777 mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Our 777 mine is located adjacent to Provincial Highway #10 in Flin Flon.  Flin Flon has a population of approximately 6,000 people, with an additional 3,000 people living in the surrounding community, and is in an area with a rich history of operating mines. In addition, Flin Flon has well developed access to road, rail and air transportation and it is the site of our principal concentrator and zinc pressure leach plant.  Personnel requirements for our 777 mine and processing facilities are largely drawn from the immediate area, which is sufficient for the mine.

The water supply for Flin Flon is taken from Trout Lake. Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. Our arrangement with Manitoba Hydro represents the single largest supply contract for our operations.

The waste water from the 777 mine and associated FFMC process discharges and tailings are all treated within the FFTIS. Due to the topography of the entire FFMC, all drainage flows to one main sump location, where it is collected and then treated within the FFTIS. Since the FFTIS is located in the Province of Saskatchewan, approval to operate the FFTIS has been granted by Saskatchewan regulators.

The geographical area has cool summers and very cold winters with a mean annual temperature of 0.6° C. The predominant vegetation is closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and ground cover of mosses and lichens.

History

We have operated in the Flin Flon Greenstone Belt for more than 85 years. During this period, we have mined approximately 147 million tonnes of ore.

Under the ownership of Minorco, S.A. in the mid-1990s, a strategic review of the northern Manitoba and Saskatchewan operations depicted a company with declining reserves, lower ore grades, rising costs and a poor safety record. At that time, it was concluded that a less than a 10-year mine life was possible and closure of operations before 2005 was planned.

In connection with the closure plan, it was decided to continue exploration efforts until 1998, the latest time an ore body could be developed for production prior to the planned closure. In 1993, based on the drilling program, the 777 deposit was first indicated by an underground exploration hole that intersected the mineralization at a depth of 1,000 metres.  In 1995, a drilling program delineated the ore body and by 1997, this ore body was defined.  In 1999, development of the 777 mine was commenced as part of the “777 Project” and commercial production from the mine commenced in January 2004.  It was determined that the 777 ore body had the potential to extend operations to 2014 if a number of critical factors were first addressed.  As a result, our northern Manitoba and Saskatchewan operations lowered their overall unit operating cost, improved safety performance and created a performance-oriented culture.

Geological Setting

Our 777 mine is located within the Flin Flon Greenstone Belt in the Canadian Shield, one of the world’s largest exposed areas of Precambrian rocks. Within the Canadian Shield are large, deformed remnants of ancient volcanic-sedimentary terrain known as greenstone belts, which historically have been proven locations of base and precious metals.

The ore bodies of the Flin Flon Greenstone Belt occur in a highly prospective early Proterozoic island-arc assemblage that stretches for an exposed length of 250 kilometres east-west and 75 kilometres north-south.  The deposits are copper-zinc VMS type, rich in gold and silver, hosted in both felsic and mafic volcanic rocks with the felsic type hosting the largest deposits.  VMS ore bodies in the area have ranged in size from less than 100,000 tonnes to more than 60 million tonnes.

The Flin Flon formation is subdivided into three mappable members containing units of heterolithic and monolithic breccias, rhyolite flows and domes, and massive and pillowed basalt flows and flow-top breccias.  It includes the Millrock member, which contains the 777 and Callinan mineralization, and the footwall to it, comprised of the Blue Lagoon and Club members.

The 777 mine ore is hosted in the Millrock member which consists of rhyolitic and basaltic volcanic lithofacies.  The hanging wall consists of basaltic flows and intrusive volcanics of the overlying the Hidden formation.  The Millrock member can be subdivided into five main mapping units in addition to the ore; fragmental basalt, chlorite schist, quartz porphyry rhyolite (QP), intrusives (typically diorite), and mafic/felsic tuffs.

Exploration

Diamond drilling is the only drilling type carried out at the 777 mine for the purposes of exploration, ore zone definition and sampling.  In 2011, the drill focus changed from defining current reserves to a concentrated effort on exploration.  Over 21,000 metres of exploration drilling was carried out at the 777 mine in 2011 with a focus on targeting additional resources in the hanging wall, footwall and along strike of the deposit.  Significant knowledge was gained on the stratigraphy of the deposit and

B2

this information will aid in the 20,600 metre exploration program planned for 2012. A further 10,542 metres of diamond drilling was conducted in our 777 mine to define parts of the orebodies to provide adequate definition for the purpose of ore extraction. This diamond drilling was separate from exploration diamond drilling that was done for the testing and discovery of new mineral deposits on the surface of our exploration lands.

We routinely conduct time-domain borehole electromagnetic surveys with three dimensional probes on drill holes. These probes used are induction coil probes which measure the secondary magnetic field induced by the primary field created by a loop. These electronic methods can generally detect off hole targets up to 150m or more from the hole depending on the size and conductivity of the target.  The sample quality can be affected by active mine workings and the proximity of the geophysical apparatus to a large ore body, such as 777, which can leave an imprint of the mine itself on the data.

After the initial aggressive exploration program that defined the 777 deposit, few holes had downhole geophysical surveys. The first modern exploration drill hole at the 777 mine, T7X-001, was pulsed in late 2004. Following that hole, little exploration work was conducted between 2005 and 2008 with only 56 holes being drilled during that four year period. Since 2009, exploration efforts have increased with the downhole geophysical surveying of approximately 30 holes, 20 of these using one of the underground footwall loops.  These were concentrated on deep footwall drilling, around the West Zone, and in the hanging wall.  Among these 30 holes, eight were surveyed in the hanging wall using a surface loop. All high priority targets have been followed up with drilling as well as most of the lesser category targets. The few lesser category targets remaining are planned to be drill tested in 2012.

In 2011 a total of four holes, T7X-127, T7X-130, T7X-131, and T7X-170 were down hole pulsed with a surface loop approximately 1,500m by 1,000m.  Results from the program are pending completion of the interpretation, though it was noted that the quality of the data obtained was good.

Mineralization

The Flin Flon cluster of ore bodies, which encompasses the Flin Flon, Callinan and 777 ore bodies, is hosted by a sequence of volcanic flow and volcaniclastic rocks that are predominantly basaltic in nature.  In the mine area, the mine horizon stratigraphic sequence lies on the west side of the Hidden Lake Syncline and strikes about 350 degrees and dips 50 to 60 degrees to the east.

The Callinan and 777 deposits occur within an east-facing sequence of volcanic rocks documented as tholeiitic and basalt-dominated, and dated at 1904 Ma. The rocks immediately hosting the mineralization, however, consist of quartz-phyric (QP) and quartz-feldspar-phyric (QFP) rhyolite flows and quartz-feldspar crystal-lithic volcaniclastic rocks of rhyolitic composition.

The 777 deposit can be divided into two main southeast plunging trends, the North Limb and the South Limb, as well as the West Zone.  All three zones lie within the same stratigraphic sequence with the same lithofacies as described above.  The West Zone lies in the footwall and is interpreted to be a lower thrust slice.  Both limbs show the same stratigraphic sequence and most likely represent a structural repeat. On average the lenses strike at 10° and dip to the east at 45°. All zones have a relatively shallow plunge trending at -35° towards 140°.  Horizontal widths throughout the deposit range from 2.5 metres to 70 metres in thickness, and can be thicker where two or more zones overlap.

There are a total of eight distinct sulphide lenses contained within the 777 deposit.  This consists of Zones 10, 15, 20 and 30 occurring in the North Limb, Zones 40, 50, 60 and 70 in the South Limb, as well as Zone 33 in the West Zone.  Each of the zones is distinguishable based on grade and ore type and their spatial location.  Zone 10 contains varying concentrations of pyrrhotite, pyrite, and chalcopyrite with local sphalerite, arsenopyrite, chalcocite, and chlorite.  Zones 15, 50, and 70 are chlorite schist hosted and are typically pyrrhotite and chalcopyrite mineralized with minor amounts of sphalerite, pyrite, arsenopyrite, and magnetite.  Zones 30, 33, 40, and 60 are zinc rich with variable amounts of pyrite, sphalerite, and chalcopyrite.  Locally, minor pyrrhotite, magnetite, and arsenopyrite are present.  In general, each trough is relatively zinc rich on the hanging wall and grading towards copper rich in the footwall.  The 777 mineralization encompasses an area approximately 1,300 metres in the down plunge

B3

direction by 550 metres along strike and varies in depth from approximately 870 to 1,600 metres below surface. Mineralization in general is fairly continuous with the exception of scattered diorite intrusions.

Drilling and Sampling and Analysis

Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our 777 mine.  Drilling is done by drilling contractors under the supervision of our geologists.

Core recovered is placed in wooden core boxes covered with lids and transported to surface where it is logged by our geologists.  Core from exploration holes outside the operating parts of the mine are generally re-boxed and saved after logging.  Core from holes for the purposes of orebody definition that is not sampled is discarded after logging.

Core recovery from diamond drilling is generally excellent and the drill cores are considered a reliable sampling media.  Core size is generally NQ or BQ.

Core recovered from diamond drilling within our 777 mine was logged and mineralized sections were marked for sampling and assaying by our geologists. The marked sections are either whole core sampled, placed in plastic bags and tagged with unique sample numbers, or sawn in half by a diamond saw and one half of the core is placed in plastic bags and tagged with unique sample numbers, while the second half is returned to the core box and stored.

Each bagged core sample is placed in a plastic pail with a sample submittal sheet and sealed prior to being transported to our assay laboratory in Flin Flon where it is dried, crushed and pulverized and a 250 gram sample is prepared for assaying.

From each 250 gram sample 0.25 grams is removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250 gram sample, 15 to 30 grams is removed for gold determination by fire assaying with Atomic Absorption finish.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 50 core samples, one core sample has a second 250 gram split collected for external independent lab check assaying at Acme Analytical Laboratories Ltd. in Vancouver, British Columbia.

Core samples obtained from exploration diamond drilling on the surface of our exploration lands are processed in a similar way except that all core samples are sawed in half and one check assay sample is collected from within each group of 20 core samples.

Security of Samples

Logging of drill cores is done by geologists directly from their secure laptop computers into our geology database.  Drill hole validation is performed within the database for validity of reported lengths, geology intervals, and sample intervals such that there are no overlapping intervals, duplicate sample numbers, etc.  The geology database is managed by one individual who is also responsible for downloading the assay information directly from the laboratory.

Bagged core samples are checked by laboratory personnel to ensure that they match the submittal sheet prepared by the geologist or technician.

All sample preparation, splitting, handling, and storage is done by our personnel according to a full chain of custody procedure.  This involves the creation of a submittal sheet with all batches of drill core sent for assay by the geologist daily.  The sheet is signed both by the geologist, to verify the samples were stored securely, and by the laboratory personnel, to verify it was in their control from the

B4

time it left the core logging facility.  This chain of custody is consistent with industry standards for base metal deposits.

Mining Operations

The 777 mine has an internal ramp system to allow movement between working levels and to the Callinan mine. The 777 shaft is a 6.7 metre diameter vertical shaft to a depth of 1,530 metres. Ore and waste hoisting is done with a double-drum hoist with a capacity in excess of 1.35 million tonnes per year using 16 tonne skips. A separate double drum hoist operates a man and material cage and counterweight and a single drum hoist operates a small man cage.

Mining is primarily by long-hole open stoping. Paste backfill is used to fill mined stopes and is delivered from the Flin Flon concentrator by pumping through a network of lined boreholes and pipes. Pillars are left as regional support in addition to the backfill. The host country rock, particularly in the hanging wall, is competent.

Ore produced is transported to our Flin Flon concentrator for processing into copper and zinc concentrate.  Copper concentrate is sold to third party purchasers and zinc concentrate is sent to our Flin Flon zinc plant where it is further processed into special high grade zinc before being sold to third party purchasers. See “Description of our Business — Other Assets — Processing Facilities” and “Description of our Business — Other Information — Products and Marketing”.

Ventilation control is adequate, and the main shaft is the primary fresh air intake. Compressors supply compressed air. Pipes are installed to distribute the compressed air and water through the mine. The mine also has adequate electrical power for mining purposes.

The anticipated mine life is until 2020.

Reconciliation of Reserves and Resources

A year over year reconciliation of our estimated reserves and resources at the 777 mine is set out below.

777 Mine
Mineral Reserve Reconciliation (Proven & Probable)		tonnes
A	2011 Mineral Reserve	12,823,000

B	2011 Production (from Reserves)	1,400,000

C	(A - B)	11,423,000

D	Geology(1) Gain/(Loss)	(12,000)

E	Mine Planning(2) Gain/(Loss)	373,000

F	Economics(3) Gain/(Loss)	54,000

G	(D + E + F)	415,000

H	2012 Mineral Reserve (C + G)	11,838,000

(1) Geology - diamond drilling, interpretation, estimation (interpolation parameters)

(2) Mine Planning - dilution, recovery, resultant change in non-recoverable

(3) Economics - mine operating and capital, commodity price and CDN$/US$ exchange, concentrating, TC/RC, freight

(Upgrading of mineral resource and conversion to mineral reserves may economically improve previous non-economic mining areas).

B5

777 Mine
Mineral Resource Reconciliation (Inferred)		tonnes
I	2011 Mineral Resource	1,326,000

J	2011 Production (from resource unrecovered and undiluted)	—

K	(I - J)	1,326,000

L	2012 Mineral Resource	1,065,000

M	(L - K)	(261,000)

Lalor Project

The technical and scientific information included in the following description of the Lalor project, including the estimated mineral reserves and mineral resources have been prepared under the supervision of Robert Carter, P.Eng., who is employed by Hudbay as Manager, Project Evaluation and who is a Qualified Person under NI 43-101. On March 30, 2012, we filed a NI 43-101 technical report entitled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada”, dated March 29, 2012, a copy of which is available under our profile on SEDAR at www.sedar.com.

Project Description and Location

Lalor is a zinc, gold and copper project currently under construction near the town of Snow Lake in the province of Manitoba.  Lalor is located approximately 210 km by road east of Flin Flon, Manitoba of which 197 km is paved highway. The project is three kilometres to the northwest of our Chisel North mine.

We own a 100% interest in the property through five claims and eight mineral leases that total approximately 916 hectares with annual rental payments payable to the Manitoba government of $1,742. An application has been submitted to convert the claims to a mineral lease which has an initial term of 21 years.  The mineral leases terminate in April and September 2023.  There are no royalties payable other than those potentially payable to the province.  Surface rights are held under general permits with total annual rental payments of $1,202 and are sufficient for purposes of our development plans.

A 3,200 metre underground production ramp from Hudbay’s Chisel North mine to the Lalor deposit began in December 2009 and was completed on time and on budget in 2011.  With the ramp now completed, the focus at Lalor has turned to completion of the ventilation shaft to allow additional ventilation to support the underground excavation work.  A temporary hoisting arrangement will remain at the collar of this shaft until the main production shaft is commissioned.  The hoisting arrangement will allow the majority of the waste material from the underground excavations to be hoisted versus trucked up the ramp distance, as well as early ore from one of the zinc rich lenses.

The Lalor project was envisaged to utilize, to the greatest extent possible, existing infrastructure in the Snow Lake area from previous mining activities and currently operating facilities. As such, liabilities associated with each operational area, have been addressed by the closure plans previously submitted to the regulators, and financial assurance has been provided to cover total closure and remediation costs. The project plan contemplated by the Advanced Exploration Project (AEP), which was approved by regulators, includes a closure plan for demolition and remediation of the AEP site. Financial assurance was also provided to cover costs detailed in the approved AEP closure plan.

As the Lalor project is in close proximity to our current operations in the Snow Lake area, it is possible for it to utilize existing facilities and infrastructure that have already been licensed and permitted. These licences and permits are tied to the currently operating Chisel North mine, Chisel Water Treatment Plant (WTP), Anderson Tailings Impoundment Area (TIA), and the Snow Lake concentrator.

B6

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The current project infrastructure includes a four kilometre main access road that was constructed in 2010 from provincial road 395 and provides access from the Chisel North mine site to the Lalor site.  This access road includes a corridor with freshwater/discharge pipelines and a main hydro line.  Access to the site is off of paved provincial highway 392 which runs between Snow Lake and Flin Flon.

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters.  Climate generally has only a minor effect on local exploration and mining activities.  The project area is approximately 300 metres above sea level, consisting of ridged to hummocky sloping rocks with depressional lowlands, and has gentle relief that rarely exceeds 10 metres.  The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict.  The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock.  Significant areas consist of peat-filled depressions with very poorly drained typic and terric fibrisolic and mesisolic organic soils overlying loamy to clayey glaciolacustrine sediments.

Tailings production associated with the Lalor project will be impounded in the currently permitted Anderson TIA. Waste rock from the development permitted under the Lalor AEP and proposed Lalor mine will be deposited into and stored in the Chisel Open Pit mine. Mine discharge water from the existing Chisel North mine and proposed Lalor mine will be treated in the Chisel WTP along with water from the Chisel Open Pit.

Hudbay operates a mine water pump station for the Chisel North mine at the north end of Chisel Lake approximately eight kilometres from Lalor. In addition, Hudbay commissioned a 2,000 US gpm water treatment plant in the spring of 2008 at Chisel Lake, approximately seven kilometres by road from Lalor.

Power for the site construction is currently being transmitted at 25 kV using the current Chisel North mine substation via an eight kilometre long overhead transmission line.

Process water required for the construction phase of the project is estimated to be 45 to 50 m3/hr.  The process water will be drawn through existing pump stations located at Chisel Lake which is currently supplying process water to the Chisel North mine. Each pump station has a capacity of supplying 68 m3/hr.

Work on the project components of shaft sinking and site construction is currently being done by specialized contractors with contracts in place.  As of the end of 2011, 13 permanent employees were on staff and 120 construction contractors were on site.  A 198 person temporary construction camp was operational January 2011 in the town of Snow Lake to accommodate the Lalor project construction crew.

Personnel requirements for the Lalor project will largely be drawn from the immediate area where there is a history of operating mines.  We believe there are sufficient skilled operating, maintenance and technical personnel available to bring Lalor to its planned full production. The Lalor mine in full operation will require approximately 300 employees and the new concentrator will require approximately 74 employees.

History

The Lalor deposit is situated in the Chisel Basin. Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area has hosted three producing mines, namely, Chisel Lake, Chisel Open Pit and Chisel North. All three mines have very similar lithological and mineralogical features.

A Crone Geophysics survey in 2003 indicated a highly conductive shallow-dipping anomaly at a vertical depth of 800 metres. In early 2007, drill hole DUB168 was drilled almost vertically to test the anomaly and intersected a band of conductive mineralization between 781.74 m and 826.87 m (45.13 m).

B7

Assay results include 0.30% Cu and 7.62% Zn over the 45.13 metres, including 0.19% Cu and 17.26% Zn over 16.45 metres. Drilling at Lalor has been continuous since the discovery of mineralization on the property by Hudbay.

Geological Setting

The Lalor property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments.  Located within the Trans-Hudson Orogen, the Flin Flon Greenstone Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage (named the Amisk Collage) prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

The Snow Lake arc assemblage that hosts the producing and past-producing mines in the Snow Lake area is a 20 kilometres wide by 6 kilometres thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel Basin sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast). The ‘mature arc’ Chisel Basin sequence that hosts the zinc rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Lalor deposit is similar to other massive sulphide bodies in the Chisel Basin sequence (Chisel Lake, Ghost Lake and Chisel North), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

Exploration and Drilling

Exploration in the Lalor deposit area is conducted by Hudbay.  A field office, including core logging and storage facilities, is situated at the Hudbay Snow Lake concentrator site.

Time-domain borehole electromagnetic surveys with three dimensional probes are routinely conducted on drill holes. The survey results identify any off-hole conductors that have been missed and indicate direction to the target as well as the dimensions and the attitude of the conductor. The survey also may detect any possible conductors which lie past the end of the hole allowing the geologist to know whether or not the hole should be deepened.

Diamond drilling is the only drilling type carried out for the purposes of exploration, ore zone definition and sampling of our Lalor project.  During 2011 drilling was carried out on the copper-gold zone and was expanded to investigate targets immediately peripheral to the Lalor deposit.  In 2012 drilling will continue with three drill rigs operating the winter season.  Targets will include follow-up drilling on peripheral targets near the Lalor deposit and expand to other copper-zinc and copper-gold targets up to 3 kilometres away from the Lalor deposit.  Compilation work will also be done in the Snow Lake area on Hudbay properties adjacent to historical mines.  Follow-up work is anticipated as a result of these compilations.

As of December 31, 2011, 121 parent and 101 wedge holes, amounting to 198,399 metres of drilling, has been conducted on the property.

All diamond drilling was completed from surface retrieving whole core sizes of BQ and NQ.  Wedge offsets and associated directional drilling were completed on parent holes, resulting in time and cost savings over drilling a new hole from surface.  Wedging and directional drilling were used at Lalor to acquire metallurgical samples and delineate the ore body.  For delineation purposes, wedge offsets are oriented towards specific targets selected by the geologists along a path calculated by the directional

B8

drilling technicians.  In metallurgical sampling, wedge offsets are not oriented and the wedge is set just above the zone that is to be sampled such that the core sample collected is generally within 10 to 20 metres of the parent hole intersection.

Core recovery at Lalor is near 100% on all holes and all the diamond drilling at Lalor was conducted by Major Drilling Inc.

Mineralization

Lalor is interpreted as a VMS deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals.  VMS deposits typically form during periods of rifting along volcanic arcs, fore arcs, and in extensional back arc basins.  Rifting causes extension and thinning of the crust, providing the high heat source required to generate and sustain a high-temperature hydrothermal system.

The location of VMS deposits is often controlled by synvolcanic faults and fissures, which permit a focused discharge of hydrothermal fluids.  A typical deposit will include the massive mineralization located proximal to the active hydrothermal vent, footwall stockwork mineralization, and distal products, which are typically thin but extensive.  Footwall, and less commonly, hanging wall semiconformable alteration zones are produced by high temperature water-rock interactions.

The depositional environment for the mineralization at Lalor is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp.  The deposit appears to have an extensive associated hydrothermal alteration pipe.

The Lalor VMS deposit is flat lying, with zinc mineralization beginning at approximately 570 metres from surface and extending to a depth of approximately 1,160 metres. The mineralization trends about 270° to 310° azimuth and dips between 15° and 30° to the north. It has a lateral extent of about 900 metres in the north-south direction and 700 metres in the east-west direction.

Sulphide mineralization is pyrite, sphalerite and chalcopyrite.  In the near solid (semi-massive) to solid (massive) sulphide sections, pyrite occurs as fine to coarse grained crystals ranging one to six millimetres and averaging two to three millimetres in size.  Sphalerite occurs interstitial to the pyrite. A crude bedding or lamination is locally discernable between these two sulphide minerals. Near solid coarse grained sphalerite zones occur locally as bands or boudins that strongly suggest that remobilization took place during metamorphism.  Disseminated blebs and stringers of pyrrhotite and chalcopyrite occur locally within the massive sulphides, adjacent to and generally in the footwall of the massive sulphides.

Notable gold and silver rich zones have also been intersected in the footwall of the zinc rich base metal mineral resources on the property.  The precious metal mineralization begins at approximately 750 metres from surface and extends to a depth of approximately 1,480 metres. Their general shape is similar to the base metals. However, the current interpretation suggests the deeper copper-gold lens tends to have a much more linear trend to the north than the rest of the zones.

Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alterations.  These silicified areas often correlate with disseminated to stringer chalcopyrite and galena, whether together or independent of each other.  This footwall gold mineralization is typical of VMS footwall feeder zones with copper-rich disseminated and vein style mineralization overlain by massive zinc-rich zones.

Six distinct stacked zinc rich mineralized zones, five stacked lens groups of gold mineralization of low sulphide either in contact with or entirely separate to the zinc rich base metal resources and one copper gold zone of mineralization were interpreted. The interpreted gold zones are generally co-paralleled and/or separate to the zinc rich base metal mineral resource zones.  However, gold and potential gold zones locally merge, overlap and cut through zinc rich base metal resources.

B9

The gold zones remain open down plunge to the north and northeast.

Sampling and Analysis

Bagged samples are delivered to our Flin Flon assay laboratory and after preparation the pulp samples are delivered to Acme Analytical Laboratories in Vancouver, British Columbia for analysis.  Base metals and silver assaying is completed by aqua regia digestion and read by a simultaneous ICP unit.  Gold analysis conducted by Acme is completed on ICP after fire assay lead collection.  Samples greater than 10 g/t are re-assayed using a gravimetric finish.  Assaying integrity is monitored internally with a quality control program which includes the use of assay sample standards, blanks, duplicates and repeats.  In addition, within each group of 20 core samples, one sample is check assayed at a different laboratory.

Security of Samples

The measures taken to ensure the validity and integrity of samples taken at our Lalor project are substantially the same as those taken at our 777 mine, as described above.

Mineral Resource

The mineral resource estimates are effective as of a September 30, 2011 cut-off date for diamond drilling, which includes a total of 121 parent and 101 wedge offsets drilled from surface on the Lalor property. The zinc rich base metal estimate was completed using MineSight 6.5 block modeling software in UTM NAD83 coordinates (MineSight). The block model was constrained by interpreted 3D wireframes of the zinc rich base metal mineralized zones. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using Ordinary Kriging (OK) interpolation. Zone intersections were selected based on a minimum 4% Zinc Equivalency formula (ZNEQ) over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ.

The gold and copper-gold estimate was completed using MineSight in UTM NAD83 coordinates. The block model was constrained by interpreted 3D wireframes of the gold mineralized zones. A 1.0 g/t gold cut-off over a two metre core length was used to determine the zone outlines for continuity purposes to build the 3D wireframes. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using OK interpolation.

In order to avoid any disproportionate influence of random, anomalously high grade assays on the estimated average metal grade, histograms, cumulative frequency log probability charts, cutting curves, and decile analysis charts were created to examine the assay grade distribution and assess the need for grade capping.

The zinc rich, gold and copper gold mineral resources are classified on the basis of the model blocks to the nearest composite, minimum number of composites, and minimum number of drill holes.

Mineral Reserve Estimates

The mineral reserves at Lalor are estimated from the indicated zinc-rich and gold zone mineral resources and are exclusive of the mineral resources stated above to produce the mineral reserves shown below.  Mineral reserves are based on an updated mineral resource and prefeasibility study completed by Hudbay in March 2012.  The updated prefeasibility study includes: re-calculated mineral resource model incorporating the diamond drilling to September 30, 2011, detailed calculation of dilutions and recoveries per mining area, mine ore haulage and milling options, paste backfill requirement, detailed capital and operating cost estimates for a new concentrator located at the Lalor site.  The mineral reserve also accounts for relevant economic, marketing, legal, environment and socio-economic factors.

B10

Reconciliation of Reserves and Resources

A year over year reconciliation of our reserves and resources at the Lalor project is set out below.

Lalor Project
Mineral Reserve Reconciliation (Probable)		tonnes
A	2011 Mineral Reserve	10,525,000

B	2011 Production (from Reserves)	—

C	(A - B)	10,525,000

D	Geology(1) Gain/(Loss)	3,525,000

E	Mine Planning(2) Gain/(Loss)	(1,181,000)

F	Economics(3) Gain/(Loss)	1,563,000

G	(D + E + F)	3,907,000

H	2012 Mineral Reserve (C + G)	14,432,000

(1)Geology - diamond drilling, interpretation, estimation (interpolation parameters)

(2)Mine Planning - dilution, recovery, resultant change in non-recoverable

(3)Economics - mine operating and capital, commodity price and CDN$/US$ exchange, concentrating, TC/RC, freight

(Upgrading of mineral resource and conversion to mineral reserves may economically improve previous non-economic mining areas).

Lalor Project		tonnes
Inferred Resouce and Potential Estimate Reconciliation		(millions)
I	2011 Mineral Resource	10.242

J	2011 Potential Estimate (range)	6.90 to 8.30

K	2012 Mineral Resource	12.616

L	2012 Potential Estimate	—

M	(K - I)	2.374

N	(L - J)	(6.90 to 8.30)

Mining Operations

Metallurgical Testing

Lalor mineralization is typical of the polymetallic base metal ores in the Chisel Basin, containing gold, silver, copper, zinc and lead.  Metallurgical testing of the Lalor ores in the early years was focussed on developing an appropriate flowsheet for either the design of a new concentrator or modifications to the existing plant, and to determine expected concentrate grades and metal recoveries.  Recent metallurgical testing has focussed on grind optimization, reagents selection, reducing talc in the bulk copper/lead concentrate, locked cycle testwork and locked cycle variability testwork were completed to support the metallurgical process selection, recoveries and concentrate grades. The mineralization is mostly coarse grained and exhibits a high degree of liberation at a relatively coarse grind. The high degree of mineralization has led to good concentrate grades and copper and zinc recoveries for the Lalor deposit.

Mine Planning

Current mine planning is based on underground mining of the 14.4 million tonnes of probable reserves from three principal base metal zones and two gold zones. The planned production rate is 3,300 tonnes per day. The total expected mine life is 15 years, which includes a three year ramp up to full

B11

production, and the expected payback period of capital based only on such probable reserves is 2023. The capital expenditures approved by our board of directors is based on our plan to develop the whole Lalor deposit and build production and concentrator capacities of 4,500 tonnes per day at site.

Lalor reserves will be accessed from footwall access drifts off the main ramp.  Mining is primarily by post pillar cut and fill and longhole methods with a combination of paste and unconsolidated waste backfill.  The underground ore handling system will be done by truck to an ore pass with rock breaker and grizzly dump, hoisted to surface via a 6.7 metre diameter shaft and conveyed to the neighbouring surface crushing plant, then conveyed to the new concentrator.  Concentrates will be shipped to Flin Flon where the zinc concentrates are processed at our zinc plant and bulk copper/lead concentrate will be loaded onto rail cars and sent to third party smelters.  The Lalor shaft is based on the 777 shaft design and is designed to a planned vertical depth of 985 metres.

Permitting and Environmental

General permit GP59093 was originally granted to Hudbay’s exploration group in Flin Flon in 2007 for the construction of an exploration road to service the exploration drill activities.  Hudbay held a Quarry Lease (QL-1928) and this quarry provided a source of roadbed material for the exploration road.

In April 2010, we received an AEP for the Lalor project from the Manitoba government which allows us to upgrade the existing exploration road, construct an exploration shaft and related facilities, develop an underground exploration platform, and extract up to a 10,000 tonne sample from the gold and copper-gold zones for metallurgical testing.

We’ve also received additional permits to enable road construction and other site construction.  However, before the Lalor project can move into full mine production an Environmental Act Licence (EAL) must be received.  In addition, EALs are also required for: the Lalor Concentrator, Anderson TIA improvement, Chisel Substation, and Lalor Mine Sewage Treatment Plant. Mine site planning, engineering and baseline environmental field studies are sufficiently advanced to enable us to proceed with our EAL applications.  Closure plans and financial assurance for demolition and remediation will be developed for the changes to the overall impact that the Lalor Project will have on Hudbay operations in the Snow Lake area.

Accordingly, our EAL applications are currently being worked on, and we are utilizing various consultants and the environmental baseline work conducted by AECOM to expedite this process.  The EAL process is on schedule for each construction item and the estimated time lines of the various aspects of the Lalor project.

Exploration and Development

Since the AEP approval, construction at the Lalor site has started and is accelerating in support of the project activities.  The access road to the site is complete, the main surface exhaust raise site has been cleared and construction on the 6.1 metre ventilation shaft raise is currently being developed to a depth of 500 metres below the surface.  All power poles for the site have been installed and the line wiring is ongoing.  Water lines for process water and discharge water are being placed and civil work on the pump stations is underway.

On the main site, construction is proceeding with the excavation of the polishing pond and water treatment plant.  Temporary construction trailers have been brought in and are currently being installed. The construction camp located in the town of Snow Lake has been commissioned to accept a small number of contract employees and was fully commissioned in February 2011.

Procurement and tendering is ongoing.  There are limited items remaining for the construction of the Lalor site.  Focus in 2012 is the procurement of long lead items for the new concentrator.

B12

We are continuing with the metallurgical testing of the Lalor ores, focusing on gold indexing and recoveries.

Constancia Project

The technical and scientific information contained in the following description of the Constancia project has been approved by Cashel Meagher, General Manager of HudBay Peru S.A.C., and a Qualified Person under NI 43-101. On February 21, 2011, Hudbay Peru (formerly Norsemont) filed a NI 43-101 technical report entitled “Norsemont Mining, Constancia Project, Technical Report”, dated February 21, 2011, a copy of which is available under Norsemont’s profile on SEDAR at www.sedar.com.

Property Description and Location

We hold a 100% interest in the Constancia project in southern Peru. The property is approximately 600 kilometres southeast of Lima at elevations of 4000 to 4500 metres above sea level.  Geographic coordinates at the centre of the property are longitude 71° 47’ west and latitude 14° 27’ south.

The Constancia property comprises 22,516 hectares in 36 mineral concessions. The original Constancia property, consisting of 13 concessions, was obtained by Norsemont pursuant to an option agreement with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). Norsemont acquired an initial 51% interest in the property from Rio Tinto in November 2007 by making cash payments totalling US$5 million, completing work expenditures of US$7.8 million and issuing 1,250,000 common shares to Rio Tinto. Pursuant to the option agreement, in March, 2008 Norsemont paid Rio Tinto US$8 million in order to acquire the remaining 19% interest in Constancia held by Rio Tinto. Norsemont acquired the remaining 30% interest in the project from Mitsui Mining and Smelting Company Limited Sucursal Del Peru (“Mitsui”) pursuant to an agreement whereby Mitsui transferred its 30% interest in the Constancia property to Norsemont with no further obligation to Mitsui or the underlying owners of the property, for total consideration of US$9.8 million.

Upon commencement of commercial production, we will be required to make a final one-time payment of US$500,000 to Rio Tinto and will pay a net smelter return royalty (NSR) of 0.5% to a maximum of US$10 million to the previous underlying owners. The property will also be subject to an escalating state royalty of between 1% and 3% of sales.

Along with the initial concessions obtained by Norsemont, twenty-three additional concessions were obtained in 2007 and 2008. All of the concessions have been titled and have also been recorded with the Public Registry. The Constancia concessions are currently in good standing.  The annual concession fee payments of US$3.00 per hectare are due on June 30 each year.

Most of the known mineralization is located in the claims Katanga J, Katanga O, Katanga K, and Peta 7, though small mineralized outcrops are common throughout the area.

Approval of the Environmental Impact Assessment for the Constancia property, the primary environmental permit, was obtained on November 24, 2010. Numerous minor permits are also required before construction of the project commences; we expect these permits will be granted in the second quarter of 2012.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Constancia property is accessible from Lima by flying to either Arequipa or Cusco and then proceeding by paved and gravel highway to the project site, which in each case takes approximately seven hours.

The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into the wet season between October and March with slightly higher temperatures and a dry season during

B13

April to September with colder temperatures.  Temperatures can dip below -10° Celsius and rise to 20° Celsius.  The sun can be very strong with high ultraviolet readings being common during the mid-day period.  There is a climate monitoring station installed at the project site.

Elevations on the property range from 4,000 to 4,500 metres above sea level with moderate relief and grass-covered altiplano terrain.  Slopes are typically covered with grasses at lower elevations.  At higher elevations, talus cover is common with very little vegetation.  The grasslands are used as pasture for animals and at lower elevations for some limited subsistence agriculture.

Electrical power ends at Uchucarcco, 20 kilometres from the project site and the nearest community is Espinar, which is 50 kilometres from the property.  Water resources are readily available from a number of year-round streams near the project site.

The nearby communities can provide unskilled labourers, but access to skilled mining talent must be obtained through training or enlisting personnel from outside the area.

The issue of land tenure is of increasing significance in Peru, particularly as the national cadastral system for agricultural land ownership is not always accurate.  Since Peruvian law does not vest surface rights with mineral rights we are required to purchase the surface rights or otherwise reach an agreement with the surface rights owner for access to the property.

Since 2007, Norsemont purchased approximately 4,100 hectares of land from private property owners for aggregate consideration of approximately $4.7 million. The acquired property enables planning alternatives for the locations of construction camps, plant and equipment, and waste and tailings facilities.

In the first quarter of 2012 we entered into life of mine agreements with the communities of Chilloroya and Uchucarcco, which secure the land required for project construction and operations and specify Hudbay’s commitments to these local communities over the course of mine construction and operations. In particular, the community agreements contemplate cash payments for the land access rights, as well as funds for facilitation of development projects and investment for local enterprises. The agreements also outline ongoing annual investments in community development including medical, educational and agricultural services.

History

The Katanga mine was the main mine in the Constancia area, located approximately three kilometres northwest of Constancia and outside the current property boundary.  Copper and gold were mined at Katanga from early last century to the early 1990s.  Mitsui and Minera Katanga operated the mine at different times.  For approximately five years in the 1980s, Mitsui extracted a total of approximately 350,000 open pit tons of copper oxides in skarn.  The cut-off grade of this copper oxide was 3.5% copper.  The property was later sold and operated for only a short time due to low metal prices.  Artisanal miners currently occupy the Katanga mine.  The deposit at Katanga consists of narrow skarn bodies developed in the contact between marbles and monzonite stocks with copper, silver and gold mineralization in hypogenesulphides.

The San Jose Prospect (now part of the Constancia deposits as the San Jose zone) was explored by Mitsui during the 1980s as Mitsui focused on locating more high-grade ore to add to the nearby Katanga mine operation.  Exploration consisted of detailed mapping, soil sampling, rock chip sampling, and ground magnetic and induced polarization, surveys with several drill campaigns.  Drilling was mainly focused on the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,200 metres) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1,200 metres).

In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometres, open in several directions, with some copper enrichment below a wide spread leach cap developed in both porphyry and skarn.

B14

In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed.  Negotiations with Mitsui, Minera Livitaca and Minera Katanga resulted in agreements being signed on October 31, 2003 with the underlying owners.  Rio Tinto renamed the prospect “Constancia”.

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, and surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7,500 metres.

Geological Setting

The Constancia porphyry copper prospect is located on the eastern margin of the Andahuaylas-Yauri Batholith, approximately three kilometres southeast of the old Katanga mine.

Surface geologic mapping by Norsemont from 2005 to 2010 has been aided by the new drill roads and platforms for the 430 drill sites constructed to date, including 81 holes drilled at Pampacancha, Uchucarcco, Yanaccacca and Chilloroya South executed from August 2008 to September 2010.  Interpretation of the results of the core drilling itself has been very useful to the interpretation of surficial geology.

Undifferentiated multiple phases of monzonite and monzonite porphyries characterize much of the surface map area of the prospect, as well as dominate the rock type observed in the majority of drilling to date.

As with most porphyry copper complexes, the structural activity at Constancia has played the most significant role in preparing and localizing the hydrothermal alteration and accompanying copper-molybdenum-silver-gold mineralization, including skarn formation.

The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

(1)                     Hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small);

(2)                     Hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant);

(3)                     Supergene digenite-covellite-chalcocite (rare native copper) in the monzonite (significant);

(4)                     Mixed secondary sulphides/chalcopyrite in the monzonite (significant); and

(5)                     Oxide copper mineralization (volumetrically small).

Molybdenite, plus gold and silver, occur within all the above deposit types.

Exploration and Drilling

Exploration has been ongoing since 2005 and has included:

•                              Geophysical surveying

•                              Geologic mapping

•                              Rock sampling

•                              Drilling

•                              Surveying

•                              Camp construction

Throughout 2007 to 2010, 11,444 hectares were mapped in the Constancia project at several scales, including 1:1000, 1:2000 and 1:5000. Of this, 8,905 hectares were mapped on our mining concessions, which represents 39% of our total mining rights in the area. Additionally, 2,595 rock samples and 41 stream sediments samples were collected during this period.

B15

Exploration activities have been mainly focused on delineating the known Constancia and San Jose zones for the definitive feasibility study prepared by Norsemont. However, surface exploration of adjacent areas has also been carried out specifically focusing on the two new copper-gold-molybdenum targets.  The exploration methods have assisted in the discovery of the Pampacancha porphyry-related skarn and Chilloroya South porphyry.

At the Constancia zone, a combination of secondary copper mineralization and skarn mineralization has now been delineated in outcrops and drilling over a minimum extent of approximately 1.1 kilometres north-south and 900 metres east-west.  At the San Jose zone, similar mineralization has been delineated over an approximate extent of 300 metres north south and east west.

Exploratory drilling carried out in Pampacancha during August-September 2008 defined a higher grade skarn and porphyry exploration target with preliminary dimensions of 1,000 by 400 metres. Preliminary results indicate at least two zones of skarn mineralization. Drilling in Pampacancha continued during November to December 2009 and from June to September 2010. The main focus during 2009 was to confirm the copper-bearing skarns identified in 2008, whereas during 2010 drilling was focused to delineate their lateral and depth extensions of the skarn bodies, as well as to test the potential for additional copper-bearing skarns at the “magnetic halo”, a geophysical feature that occurs to the west of the main body for a distance of 1 kilometre.

On June 14, 2011 we announced exploration results from the Pampacancha zone, a higher grade satellite deposit approximately 2.5 kilometres from the proposed Constancia open pit. Hole PO-11-072 intersected two main intervals of mineralization, including 121.45 metres of 1.62% copper, 13.62 g/t silver and 1.02 g/t gold (2.4% copper equivalent(1)) and 87.50 metres of 0.46% copper, 2.30 g/t silver and 0.22 g/t gold (0.65% copper equivalent). Hole 11-072 demonstrates that significant high-grade intervals exist within our 22,500 hectare land position. The possible extension of the skarn mineralization intersected in Hole 11-072 is open to the west for up to 350 metres, where Hole 10-017 did not intersect significant mineralization. The area also remains open for up to 500 metres to the south.

As described under the heading “Pampacancha Resource” below, our initial resource estimate at the higher grade Pampacancha deposit includes 51.2 million tonnes of measured and indicated mineral resources with a copper equivalent grade of 0.74%. The mineral resource includes the drill results announced March 7, 2012, which expanded the Pampacancha deposit to the north and west.

On June 14, 2011 we also announced that a geophysical crew was onsite testing resistivity and chargeability anomalies at the Chilloroya South prospect. The total 2011 program consisted of 19 kilometres of line geophysics and was aimed at generating exploration targets for the 2012 exploration program.

Drilling at the Chilloroya South prospect area is scheduled to commence in May 2012 with two drills. This area contained interesting intersections from Norsemont’s previous exploration program, which concentrated on porphyry copper targets, skarn targets and tourmaline breccia targets.

As of 22 September 2010, a total of 150,686 metres in 514 holes have been drilled at the Constancia project (including 7,484 metres drilled by Rio Tinto prior to 2005). Metreage is distributed in six drilling programs, namely:  infill, condemnation, metallurgical, geotechnical, hydrogeological and exploration, the latter referred to drilling in Pampacancha, Chilloroya South, Yanaccacca and Uchucarcco areas, where 79 holes were drilled totaling 23,602 metres . Diamond drilling (core recovery) constitutes 87% of the total metreage, whereas reverse circulation (chips recovery) only 13%. Contractors engaged to conduct drilling include GEOTEC, AK Drilling and Perforaciones del Peru.  During 2011 a total of 30,964 metres were drilled, 19,463 of those metres concentrated on the Pampacancha prospect focused on infill and deposit expansion. The remaining metres concentrated on project engineering requirements including 4,870 metres on condemnation drilling, 5,647 metres on geotechnical drilling and 984 metres of hydrogeological drilling.

B16

A regional exploration program is aimed at identifying further drill targets with geophysical surveys, geochemical sampling and geological mapping of the largely unexplored 22,500 hectare mineral concessions.

Mineralization

The Constancia copper-molybdenum-silver deposit can be divided into two distinct mineralized zones — the Constancia zone and the San Jose zone to the west.

Within the boundaries of the projected 0.2% copper, oxidation and leaching are so intense within the monzonites that very few hypogenesulphides are recognized.  Likewise, the skarns are intensely oxidized, but more copper oxides and occasional chalcopyrite are observed in the skarn outcrops.  The depth of oxidation is variable in the Constancia zone — 30 metres to locally more than 150 metres within the monzonite.  The depth of oxidation is in part controlled by the amount of stockwork quartz-sericite-sulphide filled fractures as well as the original concentrations of disseminated sulphides, but the amount of oxidation is also controlled by the amount of faulted and broken rock.

The secondary copper sulphides, including total secondary copper sulphide replacement of chalcopyrite and mixed secondary copper/primary chalcopyrite mineralization, occurs in four settings:

(1)                     remnants within the leached capping in monzonite;

(2)                     directly beneath the leached capping in monzonite (very high grades);

(3)                     directly beneath skarn mineralization along the south side of the South Fracture system in the Constancia zone; and

(4)                     within and beneath brecciated skarn/monzonite in the San Jose zone.

The secondary copper sulphides at Constancia have been identified as digenite/covellite as defined in preliminary studies by Rio Tinto, but more study is needed.

Sampling and Analysis and Security of Samples

Rio Tinto collected a total of 3,413 drill core samples from the 24 holes drilled.  At the early stages in the project some secondary sulphides, mainly distributed in fractures, were washed and left in the core boxes as fine particles.  Sampling of the sludge in the core saw and of the fine residuum in the base of the core boxes returned higher values than the corresponding samples demonstrating potential for significant under-reporting of copper in Rio Tinto’s drill core samples due to poor sampling.

In 2005 Norsemont did not have a comprehensive QA/QC program in place for part of the drilling season. Chain of custody and sample preparation protocols were part of Norsemont’s 2005 program, but much more rigid standards were imposed in 2006. From 2006 to June 2008, the core samples, after photographing, logging, and splitting, were being shipped on a regular basis to ALS Chemex’s lab in Lima. From July 2008, the primary lab was changed to SGS in Lima.

In Lima the samples were logged into the SGS tracking system, weighed, dried and finely crushed to better than 70% passing a 2mm (Tyler 10 mesh) screen.  A split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen.  This method is appropriate for rock chip or drill core samples.

The geochemical procedure ICP 40B (Inductively Coupled Plasma) is currently used to report 35 elements.  Copper above 1% Cu is fused and analyzed by atomic absorption and a sequential leach procedure was used to report the acid soluble copper, cyanide soluble copper and residual sulphide copper. The geochemical procedure FAA313 is used to analyze gold. Assaying integrity is monitored internally with a quality assurance/quality control program which includes the use of samples, blanks and duplicates. In addition, samples are frequently check assayed at a different laboratory.

Norsemont implemented security measures to ensure the validity and integrity of the samples collected, including storing unshipped samples in a secure location at the Uchucarcco camp, with 24 hour

B17

armed guards present. Once shipped, chain of custody is maintained and recorded and the assaying lab is never informed about the identity of the control samples.

Mineral Resource and Mineral Reserve Estimates

Composites assay data were capped between 0.050% Mo and 0.060% Mo for Molybdenum for three of nine estimation domains. Silver grade data from three of the domains was capped between 30 g/t Ag and 35 g/t Ag.  No capping was applied to copper data.

The resource model for Constancia included drilling completed during 2004 by Rio Tinto and 2005 to 2007 by Norsemont.  Drill holes completed by Mitsui were not used in the resource estimate.  The drilling consisted of 206 core holes mainly of HQ diameter, included 182 drilled by Norsemont and 24 drilled by Rio Tinto.  The 2004 drilling was distributed randomly to test various targets and not completed on a grid.  Most of the 2005-2007 drilling was completed on 100 x 100 metre spacing with some infill drill holes.  All of the valid drill holes were used in defining the constraints for the resource but the final resource area did not include all of the drill holes.  The data was loaded into a Gemcom database and the existing 2 metre assays were used as composites.

Statistical and variogram analyses were completed on the data.  The statistical analysis produced reasonable results and these search ellipsoids were used for grade interpolation.  The model was interpolated in two passes using an inverse distance squared method.

The database contains 46,598 core samples assayed for copper, molybdenum, silver and gold.  38,126 of the samples had a length of 2 metres.  Of the remaining samples, 3,311 samples were greater than 2 metres in length and 5,161 samples were less than 2 metres in length.  The samples less than 2 metres were from all the drill holes where the samples were terminated against contacts and the samples greater than 2 metres were mainly odd lengths from the ends of the drill holes.

Specific gravity samples were collected from drill core and sent to ALS Chemex for determination.  The specific gravities used in the resource estimation are based on 1,114 specific gravity determinations completed by ALS Chemex.

Tables in Gemcom were created for assays, composites and lithology.  These tables were used for sectional interpretations during resource modeling.

The existing 2 metre assay samples were used as composites and the old drill holes were composited to two metres, for those areas with other assay lengths.  The composites were coded within the grade shell and the compositing produced 6,456 composites used for the interpolation of grade.

The model was domained using a 0.2% copper cut-off grade shell.  The grade shell included the phyllicly-altered intrusives and skarn but excluded the leached zone at the top of the deposit.  The grade shell was modelled in 2 parts: the Constancia zone and the San Jose zone.  These domains formed the basis for the variogram and statistical analyses.

Variogram analyses were performed for copper, molybdenum and silver in the grade shell.  Down hole variograms had moderate nuggets (<0.25).  Correlograms were produced for copper, molybdenum and silver.  The correlograms were modelled using one exponential model.  The variograms modelled produced ellipsoids with reasonable ranges and a 2:1:0.75 ratio for copper.  The variogram analyses produced good results and the modeled ellipsoids were used for grade model interpolation.

The block model was interpolated using an inverse distance squared methodology.  Interpolation of grade into a block required a minimum of 3 composites and a maximum of 18.  The model was interpolated in two passes.  The second pass was at double the search distance to fill “zero” blocks not filled in the first pass.

B18

Sample grades were capped to minimize the influence of high-grade samples during grade interpolation.  The capping levels were included in the interpolation profiles.  Grades were capped at approximately the 99.4 to 99.6 percentile for each metal.  The capping levels are as follows: copper was capped at 4.5 Cu%, molybdenum at 0.20 Mo% and silver at 65 ppm Ag.  The capping levels were picked off of log normal probability plots for copper, molybdenum and silver.

The Constancia project has preliminary metallurgical testing results with positive results.

Mining Operations

Norsemont’s optimized feasibility study, completed in February 2011, contemplated an open pit mining operation producing up to 70,000 tonnes of ore per day over a 15.3 year mine life, using a standard milling and froth flotation plant. It also estimated capital development costs at US$920 million and deferred and sustaining capital costs of US$241 million. On this basis, the project was expected to pay back the initial capital after three years of production.

We are currently completing optimization work on the feasibility study prepared by Norsemont as part of the FEED (front end engineering and design) for the Constancia project, including significant changes to the previous project design. For additional information, refer above to the heading “Description of our Business — Material Mineral Projects — Constancia Project”.

Exploration and Development

Pre-construction activities are ongoing at Constancia and camp preparation is underway in preparation for the transition from exploration to major construction efforts with camp capacity targeting 700 beds by the end of the second quarter 2012. The engineering firm Ausenco has been engaged to conduct basic engineering and critical long-lead equipment has been ordered including SAG mills, grinding mills, primary crusher, and float cells among other items.

Pampacancha Resource

A resource model was completed in the first quarter of 2012 for the Pampacancha deposit. While the deposit remains open in several directions Hudbay has chosen to outline the current resource with an aim to include the Pampacancha deposit in the overall mine plan update for Constancia scheduled for late second quarter 2012. The higher value per tonne is anticipated to benefit the overall mine plan in preparation for project approval.

The deposit mineralisation location and description is described above. The QAQC and sample chain of custody is the same process and procedure as outlined above.

The database for the drill hole data utilised was maintained in Access spreadsheets and was validated by Hudbay personnel for errors and compatibility to the assay certificates.

A total of 110 holes were used in the resource calculation with 14 of those being derived from reverse circulation drilling and the remaining 96 from HQ diameter diamond drilling. The minimum hole length was 54 meters and the maximum hole length was 610 meters with a total of 30,863 meters being used in the evaluation.

The data was loaded into a GEMS database and the composites were calculated at 2 meter intervals assays. Copper assay values were capped at 4.22% Cu. This represents 99.7% of the copper values. The specific gravity used for estimating resources within the Skarn Unit was 3.22.

A block model for Pampacancha was created in GEMS® and copper grades estimated using the method of ordinary kriging. Variograms were created using GEMS®tools to determine parameters for the search ellipsoid. Following parameters were used for copper grade estimations:

B19

•                  Estimation Type: Ordinary Kriging.

•                  Search Directions: Ellipsoid with Strike/Dip/Plunge of 134,338°/-44,961°/0°

•                  Search Distances: Major Axis, 82 m. Semi

•                  Major Axis, 77 m. Minor Axis 57 m.

•                  Minimum of 4 samplers per estimate, maximum of 12.

•                  Limit of 3 samples per drill hole.

•                  Samples were limited to those within the Skarn and Endoskarn.

•                  Only blocks inside the Skarn solid were estimated.

Visual inspection of cross sections and plan view through the model were conducted to verify the geometry of mineralization meets configuration expected by project geologists. Furthermore, additional estimation using Inverse Distance Square and Inverse Distance Cube were done to compare.

The Pampacancha resource was classified into measured, indicated and inferred based on the following criteria:

•                  Measured: X=41, Y=38, Z=28 and min 8 composites, max 12 composites and 3 composites per drill hole.

•                  Indicated: X=82, Y=77, Z=57 and min 6 composites, max 12 composites and 3 composites per drill hole.

•                  Inferred: X=164, Y=154, Z=114 and min 4 composites, max 12 composites and 3 composites per drill hole.

Note: some of the blocks were re-categorized due to the isolated location to other categories for continuity purposes.

The Pampacancha resource was derived from a pit shell generated from the following net smelter return parameters and a conservative pit slope of 40 degrees:

1.              Metal price: US$2.75 Cu/lb, US$13 Mo/lb, US$22/oz Ag and US$1100/oz Au.

2.              Cost assumed for floating the pit shell was: Cost per mined tonne US$1.30/tonne, incremental mining cost per bench (5 meter height) US$0.05/bench from top, processing cost US$4.80/tonne and US$0.76/tonne General and administrative cost.

3.              Metallurgical recoveries:  Copper 88%, Gold 50% and Molybdenum 45%

4.              Concentrate Grade: Copper concentrate 26% grade and 8% moisture and Molybdenum 50% grade and 10% moisture.

The resulting resource yielded the combined measured and indicated resource of 51 million tonnes at 0.44% Cu and 0.3 g/tonne gold and 88 million tonnes of waste.

B20

SCHEDULE C
AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

•                  the quality and integrity of the financial statements of the Company,

•                  the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•                  the qualification, independence and performance of the Company’s independent auditor,

•                  the assessment, monitoring and management of the strategic, operational, reporting and compliance risks of the Company’s business (the “Risks”), and

•                  the performance of the Company’s Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and Risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit Committee is not responsible for:

•                  planning or conducting audits,

•                  certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall be entitled to rely in good faith upon:

•                  financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

•                  any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

The fundamental responsibility for the Company’s financial statements and disclosure rests with senior management.

REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in Risks.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company’s Corporate Governance and Nominating Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed.  The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors.  Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors.  Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

Each of the members of the Audit Committee shall meet the Company’s Categorical Standards for Determining Independence of Directors and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements.  No member of the Audit Committee shall:

•                  accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries(1) (other than remuneration for acting in his or her capacity as a director or committee member) or be an “affiliated person”(2) of the Company or any of its subsidiaries, or

•                  concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

A majority of the members of the Audit committee shall be “resident Canadians”, as contemplated by the Canada Business Corporations Act.

RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

•                  Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

•                  Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors.

(1)  A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).

(2)  An “affiliate” of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

C2

•                  Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

•                  Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

•                  Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

•                  Provide notice to the independent auditor of every meeting of the Audit Committee.

•                  Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor.

•                  Review quarterly reports from senior management on tax advisory services provided by accounting firms other than the independent auditor.

•                  Review expense reports of the Chairman and the Chief Executive Officer.

The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

•                  Meet with senior management and/or the independent auditor to review and discuss,

•                                          the planning and staffing of the audit by the independent auditor,

•                                          before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying disclosure of Management’s Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

•                                          financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

•                                          any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements,

•                                          all critical accounting policies and practices used,

•                                          all alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•                                          the use of “pro forma” or “adjusted” non-GAAP information,

C3

•                                          the effect of new regulatory and accounting pronouncements,

•                                          the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements,

•                                          any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

•                                          the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

•                  Review disclosure of financial information extracted or derived from the Company’s financial statements.

•                  Review with the independent auditor,

•                                          the quality, as well as the acceptability of the accounting principles that have been applied,

•                                          any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication, and

•                                          any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

Risks

The Audit Committee shall:

•                  Recommend to the Board of Directors for approval a policy that sets out the Risks philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing Risks (the “ERM Policy”) that is developed and is to be implemented by senior management.

•                  Meet with senior management to review and discuss senior management’s timely identification of the most significant Risks, including those Risks related to or arising from the Corporation’s weaknesses, threats to the Corporation’s business and the assumptions underlying the Corporation’s strategic plan (“Principal Risks”).

•                  Approve a formalized, disciplined and integrated enterprise risk management process (the “ERM Process”) that is developed by senior management and, as appropriate, the Environmental Health and Safety Committee, to monitor, manage and report Principal Risks.

•                  Recommend to the Board of Directors for approval policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Corporation shall be managed.

C4

•                  At least semi-annually, obtain from senior management and, as appropriate, the Environmental Health and Safety Committee, a report specifying the management of the Principal Risks of the Corporation including compliance with the ERM Policy and other policies of the Corporation for the management of Principal Risks.

•                  Review with senior management the Company’s tolerance for financial Risk and senior management’s assessment of the significant financial Risks facing the Company.

•                  Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial Risk assessment and management, and the major financial Risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial Risk disclosure in Management’s Discussion and Analysis and in the financial statements.

•                  Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board of Directors in a timely fashion.

•                  Review the adequacy of insurance coverages maintained by the Company.

Compliance

The Audit Committee shall:

•                  Obtain reports from senior management that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions and environmental protection laws and regulations.

•                  Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•                  Review senior management’s written representations to the independent auditor.

•                  Advise the Board of Directors with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•                  Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•                  Establish procedures for,

•                                          the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

•                                          the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee and may not be allocated by the Board of Directors to a different committee without revisions to this Charter.

C5

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

C6